Exhibit 99.3

Management’s Discussion and Analysis

For the three and twelve months ended December 31, 2021

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated February 24, 2022 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the year ended December 31, 2021. The MD&A should be read in conjunction with the audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").
Throughout this MD&A, Eldorado, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the fourth quarter of 2021.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the “Managing Risk” and “Forward-Looking Statements and Information” sections of this MD&A. Additional information including this MD&A, the audited annual consolidated financial statements for the years ended 2021 and 2020, our Annual Information Form for the year ended December 31, 2020 (our "AIF"), and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operations before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE") and Toronto Stock Exchange ("TSX"), Net Present Value ("NPV"), Internal Rate of Return ("IRR") and London Inter-Bank Offered Rate ("LIBOR").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
About Eldorado
Eldorado Gold is a Canadian gold and base metals producer with more than 25 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, we are focused on creating value for our stakeholders at each stage of the mining process.
Our operations are global and we have assets in Turkey, Canada, Greece, and Romania. We operate five mines: Kisladag and Efemcukuru located in western Turkey, Lamaque in Canada, and Olympias located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation. Olympias produces three concentrates bearing lead-silver, zinc and gold.
Complementing our producing portfolio is our advanced stage gold-copper development project, Skouries in northern Greece. Skouries is currently on care and maintenance. We have in place an amended Investment Agreement with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework to allow for investment in the Skouries project and the Olympias mine.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece, and Certej, a 80.5% owned gold project in Romania.
Our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,500 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value for all our stakeholders.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Consolidated Financial and Operational Highlights
Summarized Annual Financial Results

Continuing operations (9)	2021	2020	2019
Revenue (1)	$940.9	$1,026.7	$617.8
Gold revenue (1,2)	$838.6	$938.3	$530.9
Gold produced (oz) (3)	475,850	528,874	395,331
Gold sold (oz) (1)	472,307	526,406	374,902
Average realized gold price ($/oz sold) (5)	$1,775	$1,783	$1,416
Production costs	449.7	445.2	334.9
Cash operating costs ($/oz sold) (5)	626	560	608
Total cash costs ($/oz sold) (5)	715	649	645
All-in sustaining costs ($/oz sold) (5)	1,069	921	1,034
Net earnings for the period (4,5,7)	10.8	131.1	73.1
Net earnings per share – basic ($/share) (4,5,7)	0.06	0.77	0.46
Adjusted net earnings (4,5,6,7,8)	119.3	194.3	10.2
Adjusted net earnings per share ($/share) (4,5,6,7,8)	0.66	1.14	0.06
Cash flow from operating activities before changes in working capital (5,8)	374.8	438.5	186.5
Free cash flow (5,8)	62.4	268.7	3.0
Cash, cash equivalents and term deposits	481.3	511.0	181.0
(1)Excludes sales of inventory mined at Lamaque during the pre-commercial production period (Q2 2019).
(2)See Note 30 of our Consolidated Financial Statements for further details.
(3)Includes pre-commercial production at Lamaque (Q1 2019)
(4)Attributable to shareholders of the Company.
(5)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(6)2019 amounts have been adjusted to conform with 2021 and 2020 presentation by excluding adjustments relating to normal course gains on disposal of assets ($7.4 million) and inventory write-downs ($2.5 million). Adjusted net earnings as originally presented in 2019 were $5.6 million ($0.04 per share).
(7)2020 and 2019 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements
(8)2020 and 2019 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 5(d) of our Consolidated Financial Statements.
(9)Amounts presented are from continuing operations only and exclude the Brazil Segment. See Note 7 of our Consolidated Financial Statements.
Gold production totalled 475,850 ounces in 2021, meeting revised production guidance for the 2021 calendar year. The 10% decrease from 528,874 ounces produced in 2020 reflected a planned shift to lower-grade ore at Kisladag and resulted in lower gold sales and revenue in 2021.
Production costs of $449.7 million in 2021 increased slightly from $445.2 million in 2020 with some inflationary increases in the year being mostly offset by lower costs in Turkey as a result of the weakening of the Turkish Lira. All-in Sustaining Costs ("AISC")(1) per ounce sold increased to $1,069 in 2021 from $921 in 2020 primarily due to lower-grade ore mined and processed at Kisladag, resulting in fewer ounces produced and sold on a per-tonne basis. The increase in AISC also reflected higher sustaining capital expenditure(1) at Lamaque and Olympias, primarily relating to underground development and underground infrastructure improvements.
Lower gold production and sales resulted in decreases in net earnings from continuing operations to $10.8 million in 2021 from $131.1 million in 2020 and in adjusted net earnings(1) from continuing operations to $119.3 million in 2021 from $194.3 million in 2020, after adjusting for non-cash losses on foreign exchange due to the translation of deferred tax balances, finance costs related to debt refinancing and impairment losses and asset write-downs related to the closure of Stratoni, including deferred tax expense resulting from the closure. A decrease in free cash flow(1) to $62.4 million in 2021 from $268.7 million in 2020 also reflected lower sales, combined with significant investment in growth capital(1) of $130.4 million, primary at Kisladag and Lamaque.
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Summarized Quarterly Financial Results

2021 Continuing Operations(1)	Q1	Q2	Q3	Q4	2021
Revenue	$224.6	$233.2	$238.4	$244.6	$940.9
Gold revenue (2)	$195.7	$209.5	$221.5	$212.0	$838.6
Gold produced (oz)	111,742	116,067	125,459	122,582	475,850
Gold sold (oz)	113,594	114,140	125,189	119,384	472,307
Average realized gold price ($/oz sold) (3)	$1,723	$1,835	$1,769	$1,776	$1,775
Production costs	108.6	112.8	110.2	118.2	449.7
Cash operating cost ($/oz sold) (3,4)	641	645	646	571	626
Total cash cost ($/oz sold) (3,4)	687	746	743	681	715
All-in sustaining cost ($/oz sold) (3,4)	986	1,074	1,133	1,077	1,069
Net earnings (loss) (5,6)	14.3	31.0	8.5	(43.1)	10.8
Net earnings (loss) per share – basic ($/share) (5,6)	0.08	0.17	0.05	(0.24)	0.06
Adjusted net earnings (3,5,6)	25.2	29.1	39.9	25.1	119.3
Adjusted net earnings per share ($/share) (3,5,6)	0.14	0.16	0.22	0.14	0.66
Cash flow from operating activities before changes in working capital (3,7)	81.2	75.9	101.0	116.7	374.8
Free cash flow (3,7)	33.4	(23.7)	29.7	23.1	62.4
Cash, cash equivalents and term deposits	533.8	410.7	439.3	481.3	481.3

2020 Continuing Operations(1)	Q1	Q2	Q3	Q4	2020
Revenue	$204.7	$255.9	$287.6	$278.5	$1,026.7
Gold revenue (2)	$185.4	$235.0	$264.3	$253.7	$938.3
Gold produced (oz)	115,950	137,782	136,922	138,220	528,874
Gold sold (oz)	116,219	134,960	137,704	137,523	526,406
Average realized gold price ($/oz sold) (3)	$1,580	$1,726	$1,919	$1,845	$1,783
Production costs	101.4	109.5	117.4	117.0	445.2
Cash operating cost ($/oz sold) (3,4)	627	550	537	536	560
Total cash cost ($/oz sold) (3,4)	678	616	664	640	649
All-in sustaining cost ($/oz sold) (3,4)	952	859	918	959	921
Net earnings (5,6)	4.5	50.6	46.0	30.0	131.1
Net earnings per share – basic ($/share) (5,6)	0.03	0.30	0.26	0.17	0.77
Adjusted net earnings (3,5,6)	16.4	47.9	63.6	66.4	194.3
Adjusted net earnings per share ($/share) (3,5,6)	0.10	0.28	0.37	0.38	1.14
Cash flow from operating activities before changes in working capital (3,7)	74.0	117.3	135.1	112.1	438.5
Free cash flow (3,7)	9.6	81.1	114.7	63.4	268.7
Cash, cash equivalents and term deposits	363.6	440.3	504.4	511.0	511.0
(1)Amounts presented are from continuing operations only and exclude the Brazil Segment. See Note 7 of our Consolidated Financial Statements.
(2)See Note 30 of our Consolidated Financial Statements for further details.
(3)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(4)By-product revenues are off-set against cash operating costs.
(5)Attributable to shareholders of the Company.
(6)2020, Q1-Q2 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.
(7)2020, Q1-Q2 2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 5(d) of our Consolidated Financial Statements.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Key Business and Financial Developments
Updated Lamaque Technical Study
On February 24, 2022, we announced the results of a technical study updating the current Lamaque operation, updated economics on the Upper Triangle zones (zones C1 through C5), as well as preliminary economic assessment on the inferred resources on the Lower Triangle zones (zones C6 through C10) and the Ormaque deposit. Highlights of the study using a gold price assumption of $1,500 per ounce include:
•NPV (5%) of $459 million for the Upper Triangle reserves;
•NPV (5%) of $162 million for the Lower Triangle inferred resources; and
•NPV (5%) of $197 million for the Ormaque inferred resource.
Weakening of Turkish Lira
The Turkish Lira weakened significantly in November and December 2021, decreasing to 13.0 per U.S. dollar at December 31, 2021 from 8.8 per U.S. dollar at September 30, 2021. This weakening resulted in significant current and deferred tax expense in Q4 2021 of $26.1 million and $26.4 million, respectively, as discussed further in the section - Review of Financial and Operating Performance. We expect that any future significant foreign exchange movements in the Turkish Lira in relation to the U.S. dollar could cause significant volatility in income tax expense or recovery.
Skouries Project Feasibility Study
In December 2021, we published the results of the Skouries Project Feasibility Study. Skouries is a high-grade gold-copper asset with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper (combined approximately 312,000 ounces gold equivalent). Highlights of the study (at an estimated gold price of $1,500 per ounce and an estimated copper price of $3.85 per pound) include an after-tax IRR of 19% and an after-tax NPV (5%) of $1.3 billion. See additional discussion in the section - Development Projects.
Sale of Tocantinzinho Project
On October 27, 2021, we completed a sale of the Tocantinzinho Project, a non-core gold asset in Brazil. Eldorado received $20 million in cash consideration and 46,926,372 common shares of G Mining Ventures Corp ("GMIN"), representing 19.9% of the outstanding common shares of GMIN at the sale date. The Company's Brazil segment has been presented as a discontinued operation following the sale. See additional discussion in the section - Development Projects.
Suspension of Operations at Stratoni
On October 15, 2021, we announced that operations at Stratoni would be suspended at the end of 2021. The mine and plant are planned to transfer to care and maintenance during 2022. Amounts recorded in Q4 2021 relating to the closure of Stratoni include $13.9 million impairment expense, $3.5 million equipment write-downs and $13.4 million deferred tax expense.
Completion of Refinancing
In August 2021, we completed our offering of $500 million senior unsecured notes ("senior notes") and on October 15, 2021, entered into a $250 million amended and restated senior secured credit facility ("Fourth ARCA"). We used, in part, the net proceeds from the offering of the senior notes to redeem the outstanding $234 million 9.5% senior secured second lien notes due June 2024, and to repay all amounts outstanding under the term loan and prior revolving credit facility. The senior notes and Fourth ARCA are guaranteed and secured, respectively, by certain of the Company's subsidiaries, including subsidiaries in Turkey and Quebec but excluding subsidiaries in Greece. This provides Eldorado greater financial flexibility to pursue a broader range of financing alternatives for the development of the Kassandra assets in Greece. See additional discussion in the section - Financial Condition and Liquidity.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
11.5% Acquisition of Probe Metals
In July 2021, we completed the acquisition of 11.5% of the outstanding common shares of Probe Metals Inc. for cash consideration of CDN $23.7 million ($18.7 million). This investment expands the Company's interest in the Abitibi Greenstone belt, a world-class mining jurisdiction.
Acquisition of QMX Gold Corporation
On April 7, 2021, we completed the acquisition of all of the outstanding common shares of QMX Gold Corporation ("QMX") not already owned by the Company by way of a plan of arrangement ("Arrangement"). Under the terms of the Arrangement, each shareholder other than Eldorado received, for each QMX share held, (i) CDN $0.075 in cash and (ii) 0.01523 of an Eldorado common share. Share consideration totalled $63.8 million and cash consideration and transaction costs totalled $19.3 million, net of cash acquired.
Sustainability
On June 23, 2021, we published our 2020 Sustainability Report, detailing our environmental, social and governance performance. The report was prepared in accordance with the Global Report Initiative's "Core" reporting standards and the Sustainability Accounting Standards Board Metals & Mining standard. In 2020, Eldorado fulfilled the Year One reporting requirements for the World Gold Council's Responsible Gold Mining Principles, and we will seek to publicly disclose full conformance by June 2023, in accordance with the membership requirements of the World Gold Council.
On February 8, 2022, we published our Climate Change and Greenhouse Gas ("GHG") Emissions Report and have set a target to mitigate GHG emissions. The inaugural report supports our phased alignment with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD") and details our governance, strategy, risk management, metrics, and targets around climate change risks and opportunities.
Amended Investment Agreement
In March 2021, the amended Investment Agreement ("the "Amended Investment Agreement") that was signed on February 5, 2021 between the Hellenic Republic and our wholly-owned subsidiary, Hellas Gold S.A., was ratified by the Greek Parliament and published in the Greek Government Gazette, officially becoming law. The Amended Investment Agreement governs the further development, construction and operation of the Skouries project and the Olympias and Stratoni mines. The Amended Investment Agreement amends the 2003 Transfer Agreement between Hellas Gold S.A. and the Hellenic Republic, and provides a modernized legal and financial framework to allow for the advancement of our investment in these assets. The Amended Investment Agreement includes an optimized investment plan for the Skouries project and the Olympias and Stratoni mines, provides benefits to local communities and is expected to reduce our environmental footprint.
The Amended Investment Agreement also includes a 10% increase in royalty rates for all contained metals in concentrate (whereby the 4% royalty rate at gold prices above €1,500 per ounce increases to 4.4%). The increase was effective from the ratification date of March 23, 2021 and applies to concentrate sales from our Olympias and Stratoni mines, as well as future sales from Skouries.
Ormaque Deposit Maiden Inferred Mineral Resource
On February 22, 2021, we announced in our news release the maiden inferred mineral resources for the Ormaque deposit totalling 2.6 million tonnes at a grade of 9.5 grams per tonne, for 803,000 ounces of contained gold.
Response to the Novel Coronavirus ("COVID-19") Pandemic and Impact on Operations
On March 11, 2020, COVID-19 was declared a global pandemic by the World Health Organization. In response, governments in numerous jurisdictions, including those where we operate, implemented emergency measures including travel restrictions, suspension of non-essential operations and changes to behaviour intended to reduce the spread of the virus.
We have taken steps and implemented global preventative measures to ensure a safe working environment for our employees and contractors and to prevent the spread of COVID-19. We continue to monitor our operating environments and take proactive steps to protect the health and safety of our workforce, their families and our neighbouring communities.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Isolated cases of COVID-19 infections have been experienced at mine sites and, in each case, employees and contractors at risk of exposure were identified, quarantined and tested for COVID-19 in accordance with our protocols. Our mines are currently fully operational. However, the COVID-19 Omicron variant has resulted in increased absenteeism at our operations in early 2022.
Some delays in procurement of supplies and parts have been experienced, but no significant disruptions to the procurement of critical supplies have been experienced to date. We are monitoring our stock levels and the availability of critical supplies where shortages of these supplies could negatively impact production.
No significant disruptions have been experienced to date with respect to refining of doré or concentrate shipments as a result of the COVID-19 pandemic. We continue to monitor the impact of COVID-19 on our customers, including options to re-direct concentrate shipments to alternate customers as required.
On March 30, 2020, we drew $150 million under the revolving credit facility as a proactive measure in light of the continued uncertainty surrounding the COVID-19 pandemic. $50 million of these proceeds were repaid in June 2021 and the remaining $100 million were repaid in August 2021.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Review of Financial and Operating Performance
Health and Safety
At Eldorado, our ultimate objective is to create and sustain safe, injury-free, and healthy work environments for our employees and contractors. The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was 0.88 in 2021, comparable to 0.85 in 2020. We continue to take proactive steps to improve workplace safety while meeting the challenges presented during the COVID-19 pandemic.
Production, Sales and Revenue
In 2021, we produced 475,850 ounces of gold, a decrease of 10% from 2020 production of 528,874 ounces.
•Kisladag produced 174,365 ounces, a decrease of 23% from 2020 production of 226,475 ounces. The decrease was primarily due to planned lower average grades and commissioning of the new high-pressure grinding rolls "HPGR" circuit.
•Lamaque produced 153,201 ounces, an increase of 6% from 2020 production of 144,141 ounces. The increase was primarily due to increased tonnes mined and processed, partly offset by lower average grade.
•Efemcukuru produced 92,707 ounces, a decrease of 7% from 2020 production of 99,835 ounces. The decrease is primarily a result of lower average grade combined with lower effective rates for payable ounces to reflect the structure of concentrate sales contracts in 2021.
•Olympias produced 55,577 ounces, a decrease of 5% from 2020 production of 58,423 ounces. The decrease was primarily due to lower mining rates as a result of low productivity, and was partially offset by higher average grades.
Total 2021 gold production was within the Company's revised guidance, with production exceeding expectations at Kisladag and Lamaque. Total Q4 2021 gold production was 122,582 ounces, a decrease of 11% from Q4 2020 production of 138,220 ounces, primarily reflecting a decrease in production at Kisladag due to the commissioning of the HPGR in the quarter and partly offset by higher production at Lamaque and Olympias as a result of higher average grade in the quarter.
Gold sales in 2021 totaled 472,307 ounces, a decrease of 10% from 526,406 ounces in 2020. The lower sales volume in 2021 compared with the prior year primarily reflected a decrease of 51,033 ounces sold at Kisladag due to planned lower average grade. There was also a decrease of 5,582 ounces sold at Efemcukuru due to a change in the structure of concentrate sales contracts, a decrease of 6,608 ounces sold at Olympias due to lower processing volumes, and an increase of 9,124 ounces sold at Lamaque due to increased tonnes mined and processed. Gold sales were 119,384 ounces in Q4 2021, a decrease of 13% from 137,523 ounces in Q4 2020, due in part to decreased production at Kisladag as a result of the HPGR commissioning.
The average realized gold price(1) was $1,775 per ounce sold in 2021, a slight decrease from $1,783 per ounce sold in 2020. The gold price increased throughout 2020 amid economic uncertainty that was exacerbated by the COVID-19 pandemic starting in March 2020. Some subsequent weakening of the gold price was experienced during 2021. The average realized gold price was $1,776 in Q4 2021 ($1,845 in Q4 2020).
Total revenue was $940.9 million in 2021, a decrease of 8% from total revenue of $1,026.7 million in 2020. Total revenue was $244.6 million in Q4 2021, a decrease of 12% from total revenue of $278.5 million in Q4 2020. Decreases in both periods were primarily due to lower sales volumes combined with lower average realized gold prices.
Production Costs and Unit Cost Performance
Production costs of $449.7 million in 2021 increased slightly from $445.2 million in 2020 with some inflationary increases in the year being mostly offset by lower costs in Turkey as a result of the weakening of the Turkish Lira. Production costs continued to be negatively affected in 2021 by low productivity at Olympias, resulting in reduced mining and processing rates. Progress continued in 2021 with the implementation of transformation efforts at Olympias, targeting efficiency and productivity improvements.
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Cash operating     costs(1) in 2021 averaged $626 per ounce sold, an increase from $560 per ounce sold in 2020. In Q4 2021, cash operating costs averaged $571 per ounce sold, an increase from $536 per ounce sold in Q4 2020. Increases in both periods were primarily due to lower grade ore mined and processed at Kisladag, resulting in fewer ounces produced and sold. These increases were partly offset by a reduction in cash operating costs per ounce sold at Olympias, and to a lesser extent Efemcukuru. A significant decrease in cash operating costs per ounce sold at Olympias in Q4 2021 was primarily a result of higher average gold grades, combined with higher silver and base metal sales, which reduce cash operating costs as by-product credits.
AISC per ounce sold increased to $1,069 in 2021 from $921 in 2020, and to $1,077 in Q4 2021 from $959 in Q4 2020. Increases in both periods reflect the increase in average cash operating costs per ounce sold, higher sustaining capital expenditure at Lamaque and Olympias and higher royalties at Olympias effective from March 2021 following ratification of the Amended Investment Agreement.
Other Expenses
Depreciation expense decreased to $201.0 million in 2021 from $218.1 million in 2020 and to $46.7 million in Q4 2021 from $58.6 million in Q4 2020. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. Lower average grade at Kisladag, Lamaque, and Efemcukuru therefore led to higher depreciation expense on a per ounce sold basis as compared to 2020. During Q2 2021, we identified and corrected immaterial errors related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. The Company has recast depreciation, deferred tax and net earnings amounts relating to 2020 and Q1 2021 as presented in this MD&A as a result of the correction of the immaterial errors. The recast resulted in a decrease in depreciation expense and increases in income tax expense and net earnings.
Mine standby costs increased to $15.4 million in 2021 from $13.7 million in 2020 and decreased to $2.6 million in Q4 2021 from $3.3 million in Q4 2020. Increases in both periods related primarily to Stratoni and Skouries. Operations at Stratoni were suspended during July and August of 2021 to remediate ground support conditions following a fall of rock. Mine standby costs of $7.2 million were incurred during the two-month shutdown. Mining resumed at Stratoni in September but was suspended again at the end of 2021 as the mine transitions to care and maintenance. We will evaluate resuming operations at Stratoni subject to exploration success and positive results of further technical and economic review. Mine standby costs of $3.1 million were incurred in 2020 as a result of suspension of mining and processing activities at Lamaque in accordance with Quebec government-mandated restrictions to address the COVID-19 pandemic in the province.
General and administrative costs increased to $36.7 million in 2021 from $28.5 million in 2020 and to $9.1 million in Q4 2021 from $7.5 million in Q4 2020. Increases in both periods included increased compensation expense as a result of expanding corporate functions to support growth initiatives, increases in professional fees, including those associated with the Amended Investment Agreement and increases in insurance premiums.
Impairment expense of $13.9 million was recorded in Q4 2021 in connection with the closure of Stratoni, primarily related to capitalized underground development and capitalized exploration.
Foreign exchange gains increased to $26.4 million in 2021 from $4.0 million in 2020, and included a gain of $19.6 million recorded in Q4 2021 and loss of $3.4 million recorded in Q4 2020, respectively. The significant foreign exchange gains in 2021 were due to the weakening of the Turkish Lira throughout the year, particularly in Q4 2021, and resulted in downward revaluation of liabilities denominated in local currency. Royalties for Kisladag and Efemcukuru are paid annually, typically in Q2, for the prior calendar year. Weakening of the Lira in the first half of the year resulted in a realized foreign exchange gain of $5.9 million in 2021, upon the payment of 2020 royalties in Q2 2021. The significant weakening of the Lira throughout the year resulted in an unrealized foreign exchange gain of $11.0 million in 2021 relating to the downward revaluation of the liability for 2021 royalties, to be paid in Q2 2022.
Other income increased to $9.9 million in 2021 compared to other expense of $3.3 million in 2020, primarily due to a May 2021 sale of mining licences in Turkey for proceeds of $7.0 million.
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

11

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Finance costs increased to $71.8 million in 2021 from $50.9 million in 2020. The increase was primarily due to the early redemption of senior secured notes in August 2021, including a redemption premium of $21.4 million and amortization of deferred finance costs of $9.7 million. Finance costs also included $2.7 million non-cash losses recognized on revaluation of a derivative related to redemption options in our debt. These increases were partially offset by lower interest expense in the first half of 2021 as a result of lower debt principal balances and lower variable interest rates. Finance costs decreased to $5.0 million in Q4 2021 from $8.4 million in Q4 2020 primarily due to a $4.0 million non-cash gain recognized in the quarter on revaluation of a derivative related to redemption options in our debt.
Income tax expense from continuing operations increased to $140.0 million in 2021 from $82.4 million in 2020 and to $94.8 million in Q4 2021 from $0.2 million in Q4 2020. Current tax expense increased to $90.2 million in 2021 from $88.6 million in 2020 and increased to $37.8 million in Q4 2021 from $2.3 million in Q4 2020. Current tax expense related primarily to operations in Turkey of which $74.8 million and $30.9 million of expense was recognized in 2021 and Q4 2021, respectively. Increases in both periods reflect the significant weakening of the Lira in Q4 2021 and the resulting generation of taxable unrealized foreign exchange gains, resulting in a current tax expense of $26.1 million ($0.14 per share) in the quarter. This expense was partly offset by a reduction from the investment tax credit relating to expenditure on Kisladag heap leach improvements, which reduces the corporate tax rate, and resulted in current tax savings of $47.4 million and $8.7 million in 2021 and Q4 2021, respectively. Current tax expense also included $13.9 million of withholding tax on earnings repatriated from Turkey in 2021 and Quebec mining duties for Lamaque of $15.3 million in 2021 including $6.9 million in Q4 2021. Québec mining duties increased during 2021 as a result of production and sales.
Deferred tax expense increased to $49.8 million in 2021 from a recovery of $6.2 million in 2020 and increased to $57.0 million in Q4 2021 from a recovery of $2.2 million in Q4 2020. Increases in both periods reflected a weakening of local currencies in which income tax is determined resulting in deferred tax expense of $54.6 million in 2021 and $41.4 million in Q4 2021. The higher expense in Q4 2021 included $26.4 million as a result of the significant weakening of the Turkish Lira at the end of 2021. Deferred tax in Q4 2021 also included $13.4 million relating to the closure of Stratoni. In Q3 2021, a deferred tax recovery of $11.4 million and deferred tax expense of $6.1 million were realized relating to the impact of tax rate changes on opening deferred tax balances in Greece and Turkey, respectively.
Net Earnings Attributable to Shareholders
We reported net earnings attributable to shareholders from continuing operations of $10.8 million ($0.06 per share) in 2021, compared to $131.1 million ($0.77 per share) in 2020 and net loss of $43.1 million ($0.24 loss per share) in Q4 2021, compared to earnings of $30.0 million ($0.17 per share) in Q4 2020. Decreases in both periods reflect lower production and sales volumes, lower average realized gold prices, higher finance costs related to the debt refinancing, and higher income tax expense.
Adjusted net earnings were $119.3 million ($0.66 per share) in 2021, compared to $194.3 million ($1.14 per share) in 2020. Adjusted net earnings in 2021 removes, among other things, a $54.6 million loss on foreign exchange due to translation of deferred tax balance, $31.1 million of finance costs related to debt refinancing, and $30.8 million of impairment losses and asset write-downs related to the closure of Stratoni, including deferred tax expense resulting from the closure.
The Company's Brazil segment has been presented as a discontinued operation following the sale of the Tocantinzinho Project, a non-core gold asset, in October 2021. Net loss from discontinued operations of $146.8 million in 2021 primarily reflected a $160.1 million loss recognized in the year to reduce the fair value of the disposal group to $48.0 million, which reflects the upfront cash and share consideration, less estimated costs of disposal. Deferred consideration includes $60 million in cash payable on the first anniversary of commercial production of the project, with an option to defer 50% of the consideration at a cost of $5 million, and will be recognized as a gain on sale at the time it is received.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
2022 Outlook
Full year gold production of 460,000 – 490,000 ounces in 2022 (versus production of 475,850 ounces in 2021) is expected from Kisladag, Lamaque, Efemcukuru, and Olympias.
We expect average cash operating costs to increase to $640 – 690 per ounce of gold sold in 2022 compared to $626 per ounce of gold sold in 2021. The higher costs are primarily due to lower grade at Kisladag and some cost inflation, primarily at Lamaque. AISC is forecast to be $1,075 – 1,175 per ounce of gold sold in 2022. We continue to monitor the impacts of cost inflation on our operations.
In 2022, we expect production in the first half of the year to be lower than in the second half due to the ramp-up of the HPGR circuit at Kisladag, weather challenges in Turkey and Greece in early 2022, and the impact of the COVID-19 Omicron variant across our operations. We remain confident that we will deliver within our 2022 production guidance range.
Payable production is expected to be 65,000 to 75,000 ounces of gold, 1.4 million to 1.5 million ounces of silver, 12,000 to 15,000 tonnes of lead metal and 12,000 to 15,000 tonnes of zinc metal.
Planned sustaining capital expenditure of $34 million to $39 million in 2022 includes underground mine development, tailings facility maintenance, equipment overhauls and mobile equipment purchases.
Growth capital expenditure is expected to decrease in 2022 from 2021 levels. Planned projects at Kisladag include the continuation of the waste stripping campaign, the expansion of the north leach pad and the construction of the north rock dump. Other planned growth capital includes infrastructure at Lamaque and improvement projects at Olympias.

Production (oz)	2021A	2022E
Kisladag	174,365	145,000 – 155,000
Lamaque	153,201	165,000 – 175,000
Efemcukuru (1)	92,707	85,000 – 90,000
Olympias	55,577	65,000 – 75,000
Total	475,850	460,000 – 490,000
Consolidated costs ($/oz sold) (2)	2021A	2022E
Cash Operating Cost - C1 ($/oz sold)	$626	$640 – 690
Total Operating Cost - C2 ($/oz sold)	$715	$720 – 770
AISC ($/oz sold)	$1,069	$1,075 – 1,175
Growth capital (2)	2021A	2022E
Kisladag	$90	$72 – 77
Lamaque	$35	$11 – 16
Olympias	$5	$2 – 5
(1)Forecast production at Efemcukuru has been adjusted for reduced payable ounces to reflect the structure of concentrate sales contracts.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Operations Update and Outlook
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2021	2020	2021	2020	2022 Outlook
Total
Ounces produced	122,582	138,220	475,850	528,874	460,000 – 490,000
Ounces sold	119,384	137,523	472,307	526,406	n/a
Production costs	$118.2	$117.0	$449.7	$445.2	n/a
Cash operating costs ($/oz sold) (1)	$571	$536	$626	$560	$640 – 690
All-in sustaining costs ($/oz sold) (1)	$1,077	$959	$1,069	$921	$1,075 – 1,175
Sustaining capital expenditures (1)	$33.8	$29.0	$113.1	$92.4	$118 – 138
Kisladag
Ounces produced	33,136	56,816	174,365	226,475	145,000 – 155,000
Ounces sold	33,269	55,807	175,862	226,895	n/a
Production costs	$28.8	$34.1	$122.6	$129.3	n/a
Cash operating costs ($/oz sold) (1)	$737	$447	$583	$451	$690 – 740
All-in sustaining costs ($/oz sold) (1)	$977	$732	$797	$664	n/a
Sustaining capital expenditures (1)	$4.0	$6.5	$18.6	$20.1	$14 – 19
Lamaque
Ounces produced	51,354	44,168	153,201	144,141	165,000 – 175,000
Ounces sold	50,257	44,990	151,393	142,269	n/a
Production costs	$26.7	$24.0	$99.0	$78.3	n/a
Cash operating costs ($/oz sold) (1)	$482	$503	$616	$522	$620 – 670
All-in sustaining costs ($/oz sold) (1)	$815	$789	$1,017	$827	n/a
Sustaining capital expenditures (1)	$13.4	$9.8	$47.3	$32.9	$55 – 60
Efemcukuru
Ounces produced	22,631	25,828	92,707	99,835	85,000 – 90,000
Ounces sold	21,797	24,956	92,758	98,340	n/a
Production costs	$18.1	$17.4	$67.2	$72.6	n/a
Cash operating costs ($/oz sold) (1)	$606	$493	$551	$556	$600 – 650
All-in sustaining costs ($/oz sold) (1)	$1,104	$989	$901	$918	n/a
Sustaining capital expenditures (1)	$6.4	$7.3	$18.0	$19.1	$15 – 20
Olympias
Ounces produced	15,461	11,408	55,577	58,423	65,000 – 75,000
Ounces sold	14,061	11,770	52,294	58,902	n/a
Production costs	$28.1	$27.6	$113.4	$113.4	n/a
Cash operating costs ($/oz sold) (1)	$441	$1,166	$930	$1,078	$650 – 700
All-in sustaining costs ($/oz sold) (1)	$1,467	$1,768	$1,715	$1,541	n/a
Sustaining capital expenditures (1)	$10.1	$5.5	$29.1	$20.2	$34 – 39

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Kisladag

	3 months ended December 31,		12 months ended December 31,
Operating Data	2021	2020	2021	2020
Tonnes placed on pad	1,520,811	3,097,671	11,273,772	12,021,248
Head grade (g/t Au)	0.66	0.98	0.75	1.00
Gold ounces produced	33,136	56,816	174,365	226,475
Gold ounces sold	33,269	55,807	175,862	226,895
Cash operating costs ($/oz sold) (2)	$737	$447	$583	$451
All-in sustaining costs ($/oz sold) (2)	$977	$732	$797	$664
Financial Data
Revenue	60.4	105.4	319.3	406.0
Gold revenue	59.7	104.8	316.2	403.8
Production costs	28.8	34.1	122.6	129.3
Depreciation and depletion (1)	11.2	12.5	49.1	52.0
Earnings from mine operations (1,2)	20.4	58.8	147.6	224.6
Growth capital expenditures (2)	19.0	43.9	89.9	24.5
Sustaining capital expenditures (2)	$4.0	$6.5	$18.6	$20.1
(1)2020 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Kisladag produced 174,365 ounces of gold in 2021, a decrease of 23% from 226,475 ounces in 2020. The decrease was the result of a planned shift to lower-grade ore through 2021 as compared to 2020. As expected, average grade declined in 2021 to 0.75 grams per tonne, as compared to an average grade of 1.00 grams per tonne in 2020, and is expected to remain at reduced levels in 2022.
Tonnes placed on the heap leach pad were reduced in Q4 2021 by the commissioning of the HPGR circuit during the quarter. The lower tonnage placed on the heap leach pad in Q4 2021 is expected to reduce gold production in Q1 2022. Construction and wet commissioning of the HPGR circuit was completed in December, and we are now ramping up production and metallurgical adjustments. To date, the HPGR circuit performance is meeting our expectations and our team continues to balance ore agglomeration and tonnes placed with leach kinetics to obtain optimal performance.
Gold revenue decreased to $316.2 million in 2021 from $403.8 million in 2020 and to $59.7 million in Q4 2021 from $104.8 million in Q4 2020. Decreases in both periods reflected lower production and sales, combined with lower average realized gold prices.
Production costs decreased to $122.6 million in 2021 from $129.3 million in 2020 and to $28.8 million in Q4 2021 from $34.1 million in Q4 2020 as some inflationary increases in the year were mostly offset by the weakening of the Turkish Lira. Cash operating costs per ounce sold increased to $583 in 2021 from $451 in 2020 and was primarily due to lower production and sales as a result of the lower average grade of ore placed on the leach pad throughout 2021. Cash operating costs per ounce sold increased to $737 in Q4 2021 from $447 in Q4 2020 primarily as a result of lower production in the quarter.
AISC per ounce sold increased to $797 in 2021 from $664 in 2020 and to $977 in Q4 2021 from $732 in Q4 2020. Increases in both periods were primarily due to higher cash operating costs per ounce sold, partly offset by lower sustaining capital expenditure. Sustaining capital expenditure of $18.6 million in 2021, including $4.0 million in Q4 2021, related primarily to mine equipment overhauls and process infrastructure upgrades.
Growth capital expenditures were $89.9 million in 2021, including $19.0 million in Q4 2021. Growth capital in 2021 included construction of the HPGR circuit, waste stripping to support the mine life extension and construction of the first phase of the north heap leach pad, which is expected to be available for stacking in mid-2022.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Lamaque

	3 months ended December 31,		12 months ended December 31,
Operating Data	2021	2020	2021	2020
Tonnes milled	178,195	173,293	749,715	639,802
Head grade (g/t Au)	9.16	8.20	6.54	7.23
Average recovery rate	97.8%	96.6%	97.0%	96.8%
Gold ounces produced (1)	51,354	44,168	153,201	144,141
Gold ounces sold (2)	50,257	44,990	151,393	142,269
Cash operating costs ($/oz sold) (2)	$482	$503	$616	$522
All-in sustaining costs ($/oz sold) (2)	$815	$789	$1,017	$827
Financial Data
Revenue	91.1	84.6	273.4	257.3
Gold revenue	90.5	84.1	271.7	256.1
Production costs	26.7	24.0	99.0	78.3
Depreciation and depletion (1)	14.2	20.0	60.6	69.2
Earnings from mine operations (1,2)	50.2	40.5	113.7	109.7
Growth capital expenditures (2)	4.0	8.5	30.1	20.1
Sustaining capital expenditures (2)	$13.4	$9.8	$47.3	$32.9
(1)2020 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 153,201 ounces of gold in 2021, a 6% increase from 144,141 ounces in 2020. The increase in gold production reflects higher throughput throughout the year, which offset planned lower grades. Average grade was 6.54 grams per tonne in 2021 and benefited from mining higher-grade stopes in Q4 2021 resulting in average grade of 9.16 grams per tonne in the quarter. Tonnes processed in the year increased 17% from 2020 as a result of increased underground development and the ability to process higher volumes, a result from ongoing successful debottlenecking of the mill. Tonnes processed in 2020 were also negatively influenced by the temporary suspension of operations from March 25 to April 15, 2020 in response to the COVID-19 pandemic. Production of 51,354 ounces of gold in Q4 2021 increased 16% from 44,168 ounces in Q4 2020 primarily due to higher grade and recovery rates.
Gold revenue increased to $271.7 million in 2021 from $256.1 million in 2020 and to $90.5 million in Q4 2021 from $84.1 million in Q4 2020. Gold revenue in both periods benefited from higher production and was partly offset by lower average realized gold prices.
Cash operating costs per ounce sold increased to $616 in 2021 from $522 in 2020 and primarily reflect the planned shift to lower-grade ore. Cash operating costs decreased in the quarter to $482 in Q4 2021 from $503 in Q4 2020 as a result of higher average grade and increased processing volumes. AISC per ounce sold increased to $1,017 in 2021 from $827 in 2020 and to $815 in Q4 2021 from $789 in Q4 2020 with increases in both periods reflecting higher sustaining capital expenditure.
Sustaining capital expenditure of $47.3 million in 2021, including $13.4 million in Q4 2021, related primarily to underground development and underground infrastructure improvements. Growth capital expenditure totalled $30.1 million in 2021, including $4.0 million in Q4 2021, and primarily related to the development of the underground decline from the Sigma mill to the Triangle mine, which was completed in Q4 2021. The decline is expected to reduce operating costs, reduce greenhouse gas emissions, and provide access for underground drill platforms for Ormaque, Plug 4, and other exploration targets in the prospective corridor between the Triangle mine and the Sigma mill.
Depreciation decreased in 2021 from 2020 as a result of a change in accounting. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. Until December 31, 2020, total estimated recoverable tonnes included proven and probable mineral reserves only. Effective January 1, 2021, total estimated recoverable tonnes for Lamaque also include a portion of inferred mineral

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 resources considered to be highly probable to be economically extracted over the life of the mine. We believe this change in estimate better reflects the pattern in which the asset's future economic benefits are expected to be realized based on the current mine plans.

Efemcukuru

	3 months ended December 31,		12 months ended December 31,
Operating Data	2021	2020	2021	2020
Tonnes milled	134,158	132,005	528,212	523,702
Head grade (g/t Au)	6.31	7.00	6.51	6.76
Average recovery rate (to concentrate)	92.3%	92.1%	93.6%	93.5%
Gold ounces produced (1)	22,631	25,828	92,707	99,835
Gold ounces sold	21,797	24,956	92,758	98,340
Cash operating costs ($/oz sold) (2)	$606	$493	$551	$556
All-in sustaining costs ($/oz sold) (2)	$1,104	$989	$901	$918
Financial Data
Revenue	$40.0	$43.3	$166.7	$182.2
Gold revenue	$39.0	$42.2	$162.5	$178.2
Production costs	18.1	17.4	67.2	72.6
Depreciation and depletion	10.2	11.3	42.6	44.5
Earnings from mining operations (2)	11.7	14.6	56.9	65.1
Sustaining capital expenditures (2)	$6.4	$7.3	$18.0	$19.1
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Efemcukuru produced 92,707 payable ounces of gold in 2021, a 7% decrease from 99,835 payable ounces in 2020. The decrease reflects lower average grade in 2021, combined with reduced effective rates for payable ounces to reflect the structure of concentrate sales contracts in 2021. The majority of sales contracts in 2021 had reduced effective rates for payable ounces that were offset by the elimination of treatment charges and other deductions blended in the reduced effective rate for those contracts. The flotation columns installed in late 2020 continue to operate well and have resulted in an increase in quality of gold concentrate through 2021.
Gold revenue decreased to $162.5 million in 2021 from $178.2 million in 2020 and to $39.0 million in Q4 2021 from $42.2 million in Q4 2020. Decreases in both periods were primarily due to lower payable gold ounces sold, combined with lower average realized gold prices.
Production costs decreased to $67.2 million in 2021 from $72.6 million in 2020 and increased slightly to $18.1 million in Q4 2021 from $17.4 million in Q4 2020. The decrease in 2021 was primarily due to the elimination of treatment charges and other deductions from sales contracts. Some inflationary increases in the year were mostly offset by the weakening of the Turkish Lira
Cash operating costs per ounce sold improved slightly to $551 in 2021, from $556 in 2020 and reflected lower selling costs due to the change in structure of concentrate sales contracts, as well as lower costs resulting from the weakening of the Turkish Lira during 2021. Cash operating costs per ounce sold increased to $606 in Q4 2021 from $493 in Q4 2020 primarily due to processing lower grade ore.
AISC per ounce sold improved to $901 in 2021 from $918 in 2020 reflecting lower cash operating costs per ounce sold and lower sustaining capital expenditure. AISC per ounce sold increased to $1,104 in Q4 2021 from $989 in Q4 2020 reflecting the increase in cash operating costs per ounce sold.
Sustaining capital expenditure of $18.0 million in 2021, including $6.4 million in Q4 2021, related primarily to underground development and equipment rebuilds and replacements.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Olympias

	3 months ended December 31,		12 months ended December 31,
Operating Data	2021	2020	2021	2020
Tonnes milled	91,112	98,448	405,793	444,299
Head grade (g/t gold)	8.96	6.36	7.33	7.31
Head grade (g/t silver)	111.69	97.14	92.68	89.82
Head grade (% lead)	3.4%	3.0%	2.9%	2.8%
Head grade (% zinc)	4.4%	3.4%	3.8%	3.4%
Gold average recovery rate (to concentrate)	83.2%	83.3%	85.8%	85.8%
Silver average recovery rate (to concentrate)	82.9%	85.6%	83.7%	81.9%
Lead average recovery rate (to concentrate)	82.5%	82.0%	84.4%	82.4%
Zinc average recovery rate (to concentrate)	82.7%	82.9%	81.8%	79.6%
Gold ounces produced (1)	15,461	11,408	55,577	58,423
Gold ounces sold	14,061	11,770	52,294	58,902
Silver ounces produced (1)	257,808	241,891	941,398	971,227
Silver ounces sold	119,712	207,423	848,644	1,009,176
Lead tonnes produced (1)	2,450	2,385	9,186	9,565
Lead tonnes sold	1,139	2,063	8,193	9,920
Zinc tonnes produced (1)	2,791	2,321	11,034	10,424
Zinc tonnes sold	4,379	3,512	10,277	11,743
Cash operating costs ($/oz sold) (2)	$441	$1,166	$930	$1,078
All-in sustaining costs ($/oz sold) (2)	$1,467	$1,768	$1,715	$1,541
Financial Data
Revenue	$40.9	$35.4	$143.9	$145.1
Gold revenue (3)	$22.6	$22.6	$88.2	$100.2
Silver and base metal revenue (3)	18.3	12.8	55.7	44.8
Production costs	$28.1	$27.6	$113.4	$113.4
Depreciation and depletion	$10.0	$12.5	$45.6	$47.0
Earnings (loss) from mining operations (2)	$2.8	($4.7)	($15.1)	($15.3)
Growth capital expenditures (2)	$1.3	$1.6	$5.3	$8.4
Sustaining capital expenditures (2)	$10.1	$5.5	$29.1	$20.2
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)See Note 30 of our Consolidated Financial Statements for further details.
Olympias produced 55,577 ounces of gold in 2021, a 5% decrease from 58,423 ounces in 2020 and reflecting lower processing volumes as a result of lower mining rates. Gold production of 15,461 ounces in Q4 2021 increased from 11,408 in Q4 2020 as a result of higher grade ore processed in the quarter, despite lower processing volumes. Lead, silver and zinc production were also higher in Q4 2021 as compared to Q4 2020, reflecting higher average grades.
Operations at Olympias continued to be negatively affected in 2021 by low productivity as the Company progresses through transformation efforts at its Kassandra mines, targeting efficiency and productivity improvements. These efficiency initiatives, coupled with positive grade reconciliation, resulted in higher fourth quarter production at Olympias to end the year. Discussions with stakeholders are ongoing and are expected to lead to sustainable improvement.

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Gold revenue decreased to $88.2 million in 2021 from $100.2 million in 2020 primarily as a result of decreased sales volumes and a lower average realized gold price. Revenue in Q4 2021 remained consistent with Q4 2020 as increased sales volumes were offset by a lower average realized gold price. Gold revenue in Q4 2021 was also reduced by a new 13% VAT import charge on gold concentrate shipments imported in China that exceed certain arsenic levels. Effective October 1, 2021, Olympias gold concentrates are subject to this charge, which reduces the revenue received. Silver and base metal revenue increased to $55.7 million in 2021 from $44.8 million in 2020 and to $18.3 million Q4 2021 from $12.8 million Q4 2020. Increases in both periods were due to higher grades, combined with higher average metal prices. A significant volume of zinc was sold in bulk shipments in Q4 2021 and benefited from higher prices in that quarter.
Cash operating costs per ounce sold decreased to $930 in 2021 from $1,078 in 2020 and to $441 in Q4 2021 from $1,166 in Q4 2020. Decreases in both periods were the result of higher base metal revenue, which reduces cash operating costs as by-product credits. The significant decrease in cash operating costs per ounce sold in Q4 2021 is the result of a higher proportion of silver and base metal revenue in the quarter, combined with higher gold production due to the higher average gold grade.
AISC per ounce sold increased to $1,715 in 2021 from $1,541 in 2020 as a result of increased sustaining capital expenditure, which was partly offset by lower cash operating costs per ounce sold. AISC per ounce sold decreased to $1,467 in Q4 2021 from $1,768 in Q4 2020 as a result of lower cash operating costs per ounce sold in the quarter, partly offset by higher sustaining capital expenditure.
Sustaining capital expenditure increased to $29.1 million in 2021 from $20.2 million in 2020 and to $10.1 million in Q4 2021 from $5.5 million in Q4 2020. Spending in both periods primarily included underground development, tailings facility construction and underground infrastructure improvements. Growth capital expenditure of $5.3 million in 2021 included processing upgrades.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Stratoni

	3 months ended December 31,		12 months ended December 31,
Operating Data	2021	2020	2021	2020
Tonnes milled	29,184	48,928	137,666	183,467
Lead head grade	6.4%	5.8%	5.5%	5.5%
Zinc head grade	9.1%	9.6%	8.4%	9.6%
Tonnes of concentrate produced	6,986	11,938	30,303	44,382
Tonnes of concentrate sold	8,336	9,250	32,373	41,253
Cash operating costs ($/t of concentrate sold)	$1,927	$1,473	$1,430	$1,239
Financial Data
Revenue	$12.2	$9.8	$37.6	$36.2
Production costs	$16.5	$13.8	$47.6	$51.6
Depreciation and depletion	$1.1	$1.1	$3.0	$4.3
Loss from mining operations	($5.4)	($5.2)	($12.9)	($19.7)
Mine standby costs	$0.0	$0.0	$7.2	$0.0
Sustaining capital expenditures (1)	$2.5	$2.7	$7.3	$7.5
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

The Stratoni mine experienced a fall of ground on June 27, 2021. There were no injuries, however, an investigation revealed several other locations with similar ground support concerns and in line with our strict safety protocols, operations were suspended during July and August to remediate the situation. Operations resumed in September.
On October 15, 2021, we announced that operations at Stratoni would be suspended at the end of 2021. The mine and plant are planned to transfer to care and maintenance during 2022. Exploration drilling will continue with the goal of expanding reserves and resources. We will evaluate resuming operations subject to exploration success and positive results of further technical and economic review.
Stratoni produced 30,303 tonnes of concentrate during 2021, a decrease of 32% from 44,382 tonnes in 2020. Production of 6,986 tonnes in Q4 2021 represented a 41% decrease from 11,938 tonnes in Q4 2020. Decreases in both periods primarily reflected lower mining and processing volumes.
Revenues increased to $37.6 million in 2021 from $36.2 million in 2020 and to $12.2 million in Q4 2021 from $9.8 million in Q4 2020. Increases in both periods were the result of higher lead and zinc prices during 2021, combined with increased volumes of concentrate shipments during Q4 2021.
Cash operating costs per tonne sold increased to $1,430 in 2021 from $1,239 in 2020 and to $1,927 in Q4 2021 from $1,473 in Q4 2020. Increases in both periods were primarily due to lower production volumes.
Sustaining capital expenditure of $7.3 million in 2021, including $2.5 million in Q4 2021, related to infrastructure improvements.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Development Projects
Skouries Project – Greece
In December 2021, we published the results of the Skouries Project Feasibility Study. Skouries is a high-grade gold-copper asset with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper (combined approximately 312,000 ounces gold equivalent). Highlights of the study (at an estimated gold price of $1,500 per ounce and an estimated copper price of $3.85 per pound) include an after-tax IRR of 19% and an after-tax NPV (5%) of $1.3 billion. The project has been advanced through the significant infrastructure constructed to date, the Amended Investment Agreement ratification, and completion of the Feasibility Study, which includes embedded sustainability elements such as water management and dry stack tailings. The initial capital costs to complete the project are estimated at $845 million. We continue to evaluate financing options for Skouries.
Investment inception-to-date is approximately $550 million which includes $440 million for the construction of the mill building, flotation building, pebble crusher and civil works, $70 million for studies and $45 million for care and maintenance costs. Following the suspension of construction activities in 2017, Skouries remains on care and maintenance, with mine standby costs totalling $5.8 million in 2021, including $1.7 million in Q4 2021. Preservation activities resumed in late 2019 and continued through 2021 to protect the plant assets. Expenditures totalled $12.3 million in 2021, including $5.1 million in Q4 2021. with activity focused on preservation and design works as well as the commencement of cladding the process plant.
Approval was granted in April 2021 by the Greek Ministry of Energy and Environment for a modification to the Kassandra Mines Environmental Impact Assessment ("EIA") to allow for the use of dry stack tailings disposal at the Skouries project. Dry stack technology involves filtering tailings to remove water prior to stacking and compacting the dry material in a designated tailings area and is expected to provide a number of environmental benefits.
Olympias Expansion – Greece
With the successful completion of the Amended Investment Agreement, plans are underway to expand the processing facility, currently at 473ktpa, to 650ktpa as set forth in our Technical Report for the Olympias Mine dated December 31, 2019 prepared in accordance with the requirements of NI 43-101. These processing expansions are aligned with the development of the flats area within the mine, which provides a less constrained underground production environment. We submitted a modification to the Kassandra Mines EIA in December 2021 as planned, which will cover the expansion of the Olympias processing facility and the Stratoni port modernization. Approval of this modification is anticipated in 2022.
Eldorado is also committed to providing the Hellenic state with an updated proposal for refractory ore processing by 2023; this being a strategic opportunity to generate value from the complex poly-metallic deposits which reside in our portfolio.
Perama Hill – Greece
Work was re-initiated on the project in 2019 which was largely on hold since 2014. Work was completed to update the economic models reflecting current construction and equipment costs along with mine planning with respect to updating operating costs and gold price. A project review continues to evaluate the site conditions and update project designs for changes in legislation, best practices and possible optimizations of the site and process. The permitting documentation is being reassessed and updated.
Certej Project – Romania
The Certej mining concession was extended in January 2020 for an additional five years. Spending totalled $5.0 million in 2021, including $2.2 million in Q4 2021, and is included in exploration and evaluation expenditure. We are currently evaluating strategic options for Certej.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Tocantinzinho Project – Brazil
On October 27, 2021, we completed a sale of the Tocantinzinho Project, a non-core gold asset in Brazil. Eldorado received $20 million in cash consideration and 46,926,372 common shares of GMIN, representing 19.9% of the outstanding common shares of GMIN at the sale date. Deferred cash consideration of $60 million is payable on the first anniversary of commercial production of the Project, with an option to defer 50% of the consideration at a cost of $5 million. A $99.5 million ($89.5 million net of deferred tax) impairment of the project was recorded in Q2 2021. In Q3 2021, a $60.6 million loss was recognized to reduce the fair value of the disposal group to $48.0 million, which reflects the upfront cash and share consideration, less estimated costs of disposal. The deferred consideration will be recognized as a gain on sale at the time it is received.

Exploration and Evaluation
Exploration and evaluation expenditures in 2021 were primarily related to brownfields resource expansion programs at our operations in Canada, Turkey and Greece, in addition to early-stage greenfields projects and project generation activities in Turkey and Eastern Canada.
Exploration and evaluation expenditures are expensed when they relate to the initial search for, or the delineation of, mineral deposits, or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.
In 2021, exploration and evaluation expense totalled $18.3 million relating primarily to early-stage projects in Quebec and Turkey, and included $1.8 million of expense in Q4 2021. In Quebec, this included till-sampling drilling at the Montgolfier project, drill target definition fieldwork at the Bruell, Lamaque and Bourlamaque projects and early-stage drilling at the River, Bevcon, Vein #6 and Sigma Nord projects, combined totalling 14,400 metres and 28,245 metres in Q4 2021 and 2021, respectively. In Turkey, expensed exploration programs focused on drilling at the Bambal, Hod Maden North, and Gencali projects as well as several early-stage targets at Efemcukuru, which combined totalled 3,929 metres and 18,630 metres in Q4 2021 and 2021, respectively. The remaining expense related to activities at Certej and other sites.
Capitalized expenditures of $3.6 million and $12.4 million in Q4 2021 and 2021, respectively, related to resource expansion programs at the Triangle and Ormaque deposits (Lamaque Operations), Efemcukuru, Stratoni and Olympias and included 16,500 metres and 79,514 metres of drilling in Q4 2021 and 2021, respectively.
At the Triangle mine, underground and surface drilling programs in 2021 tested extensions of the C4 zone as well as previously untested targets along the northern and eastern edges of the deposit. On February 22, 2021, we announced the maiden inferred mineral resources for the Ormaque deposit totalling 2.6 million tonnes at a grade of 9.5 grams per tonne, for 803,000 ounces of contained gold.
At Ormaque, drilling in 2021 included delineation holes to better define grade continuity within the existing inferred resource zones, stepout holes testing the lateral extent of these zones, and exploration holes testing new areas along strike and at depth. The completion of the acquisition of QMX in April 2021 expanded land holdings at the Lamaque operations by approximately 500%, adding a range of early to advanced-stage exploration projects to the Lamaque portfolio.
At Efemcukuru, capitalized exploration in 2021 related to resource expansion and resource conversion drilling targeting ore shoots within the Kokarpinar vein system, located approximately 400 metres east of the current mining activities at the Kestane Beleni vein system. Detailed mapping and sampling programs were completed in the western part of the property, with high gold grades identified in poorly-exposed vein systems extending over more than two kilometres strike length. Initial drill testing of these new targets began in late Q4 2021 and will continue through 2022.
At Olympias, drilling during 2021 targeted western extensions to the Flats ore zone. At the Stratoni mine, surface drilling tested areas downdip and to the west of the current mining area.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities decreased to $365.9 million in 2021 from $471.8 million in 2020, primarily a result of lower sales volumes and a lower average realized gold price. Taxes paid of $75.5 million in 2021 primarily related to operations in Turkey, and to a lesser extent, Quebec. The working capital(1) change of $8.9 million in 2021 includes a $14.1 million decrease in accounts receivable primarily due to timing of concentrate sales and a $16.1 million increase in inventory, including parts inventory to support higher mining rates and waste stripping activity at Lamaque and Kisladag, respectively.
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Investing Activities
In 2021, we invested $282.1 million in capital expenditures on a cash basis, of which $114.8 million related to sustaining capital expenditures at gold mines primarily related to underground development, processing upgrades and equipment replacements and rebuilds. $130.4 million was invested in growth capital expenditures including $49.1 million of waste stripping at Kisladag, $26.8 million for the HPGR project at Kisladag, $14.0 million for construction of the Kisladag north leach pad, and $16.7 million for the decline at Lamaque.

Summary of Capital Expenditures	Q4 2021	Q4 2020	2021	2020
Kisladag	$19.0	$16.3	$89.9	$43.9
Lamaque (1)	9.1	10.5	35.2	23.2
Olympias	1.3	1.6	5.3	8.4
Growth capital expenditures (2)	$29.4	$28.4	$130.4	$75.5

Kisladag (1)	$4.0	$6.5	$19.9	$20.1
Lamaque	13.4	9.8	47.3	32.9
Efemcukuru (1)	6.5	7.3	18.4	20.9
Olympias	10.1	5.4	29.1	20.3
Sustaining capital expenditures (2)	$33.9	$29.0	$114.8	$94.3

Lamaque	$2.1	$1.1	$6.9	$3.6
Efemcukuru	0.2	0.9	1.3	1.6
Olympias	0.3	0.3	1.1	0.8
Capitalized evaluation costs	$2.6	$2.3	$9.3	$6.0

Skouries	$5.1	$0.8	$12.3	$2.6
Stratoni (1)	3.5	3.0	10.7	9.0
Other projects	5.6	8.5	15.4	11.0
Total capital expenditures (3)	$80.1	$71.9	$292.8	$198.4

Reconciliation to cash capital expenditures:
Capital accruals	$4.0	($2.0)	($2.4)	$1.7
Lease and other non-monetary additions	(2.0)	(8.2)	(8.3)	(11.3)
Capitalized depreciation	—	—		—
Total cash capital expenditures (4)	$82.1	$61.7	$282.1	$188.9
(1)Includes non-cash sustaining lease additions.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)See Note 34 of our Consolidated Financial Statements for further details.
(4)Does not include capital expenditures related to discontinued operations of $0.5 million and $3.2 million in Q4 2021 and 2021, respectively (Q4 2020: $0.7 million, 2020: $2.0 million).

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Financing Activities
Senior Notes
On August 26, 2021, we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the "senior notes”). The senior notes pay interest semi-annually on March 1 and September 1, beginning on March 1, 2022. We received $496 million from the offering, which is net of commission payment and certain transaction costs paid to or on behalf of the lenders totaling $3.8 million. The debt is also presented net of transaction costs of $3.3 million incurred directly by the Company in conjunction with the offering. The commission payment and transaction costs will be amortized over the term of the senior notes and included as finance costs. Net proceeds from the senior notes were used in part to redeem our outstanding 9.5% senior secured second lien notes that were due 2024 (“the senior secured notes”) and to repay all outstanding amounts under our senior secured term loan and revolving credit facility. The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tüprag Metal, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
For further information on our senior notes, refer to Note 17 of our audited financial statements for the years ended December 31, 2021 and 2020.
The senior notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. We are in compliance with these covenants at December 31, 2021.
Senior Secured Credit Facility
In May 2019, we executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consisted of a $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020 and a $250 million revolving credit facility with a maturity date of June 5, 2023. In February 2021, the TARCA was amended such that the non-financial letters of credit no longer reduced credit availability under the revolving credit facility, thereby increasing the availability under the facility. An early repayment of $11.1 million of principal as part of the scheduled semi-annual payment on the term loan was made in February 2021 in conjunction with this amendment, and in June 2021, we completed the remaining scheduled $22,233 semi-annual payment on the term loan.
On March 30, 2020, we drew $150 million under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. We repaid $50 million of the revolving credit facility draw in June 2021 and repaid the remaining $100 million in August 2021, using a portion of the proceeds from the offering of the senior notes.
Both the term loan and revolving credit facility bore interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid.
On October 15, 2021, we replaced the TARCA and executed the Fourth ARCA with an option to increase the available credit by $100 million through an accordion feature, and with a maturity date of October 15, 2025.
Under the Fourth ARCA, the revolving credit facility bears interest at LIBOR plus a margin of 2.125% – 3.25% for amounts drawn, the undrawn portion of the facility incurs standby fees of 0.47813% - 0.73125%, and letters of credit not secured under the revolving credit facility bear interest at 0.90% - 1.33%. In each case, interest or fees are dependent on a net leverage ratio pricing grid. The Fourth ARCA includes terms to replace LIBOR with a benchmark rate based on the secured overnight financing rate ("SOFR") upon the discontinuance of interbank offered rates.
As at December 31, 2021 our current interest charges and fees are as follows: LIBOR plus margin of 2.125% on any amounts drawn from the revolving credit facility, 2.125% on the financial letters of credit secured by the revolving credit facility, 1.03% on the non-financial letters of credit and standby fees of 0.47813% on the available and undrawn portion of the revolving credit facility.
The Fourth ARCA contains covenants that restrict, among other things, our ability to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, or sell material assets. Significant financial covenants include a minimum EBITDA to interest

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). We are in compliance with these covenants at December 31, 2021.
The Fourth ARCA is secured on a first lien basis by a general security agreement from the Company, including the real property of the Company and Eldorado Gold (Quebec) Inc. in Canada, as well as the shares of each of SG Resources B.V., Tüprag Metal, Eldorado Gold (Netherlands) BV and Eldorado Gold (Quebec) Inc., all wholly owned subsidiaries of the Company.
No amounts were drawn down under the revolving credit facility in 2021 and as at December 31, 2021, the balance is nil.
Senior Secured Second Lien Notes due 2024
Following partial redemptions of the senior secured notes in 2020, the remaining $234 million principal was redeemed in whole for cash by the Company on September 9, 2021 using proceeds from the senior notes. $21.4 million of redemption premium and $6.1 million of accrued interest were paid upon redemption and $7.0 million of unamortized original discount and deferred financing costs relating to the senior secured notes were expensed as finance costs upon redemption. An embedded derivative asset of $0.5 million relating to redemption options in the senior secured notes was also written-off to finance costs upon redemption.
Flow-Through Financing
On March 30, 2021, we completed a private placement of 1,100,000 common shares at a price of CDN $16.00 per share for proceeds of CDN $17.6 million ($13.9 million). The proceeds were used to fund the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.82 per share to the closing market price of the Company's common shares at the date of issue.

Capital Resources

	As at December 31, 2021	As at December 31, 2020
Cash and cash equivalents	$481.3	$452.0
Term deposits	—	59.0
Working capital (1)	521.6	492.1
Debt – long-term	$489.8	$434.5
(1)2020 amount has been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.
At December 31, 2021, we had unrestricted cash and cash equivalents and term deposits of $481.3 million compared to $511.0 million at December 31, 2020. At December 31, 2021, the current availability under the credit facility is $249.7 million.
We believe that the working capital of $521.6 million as at December 31, 2021, together with future cash flows from operations and access to the undrawn revolving credit facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months. We continue to evaluate financing options for the Skouries project.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Contractual Obligations
Material contractual obligations as at December 31, 2021 are outlined below:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt (1)	$—	$—	$—	$500.0	$500.0
Purchase obligations	33.4	5.9	—	—	39.3
Lease commitments	7.6	7.1	3.9	7.8	26.4
Mineral properties	3.0	5.9	5.8	3.1	17.7
Asset retirement obligations	4.1	3.4	3.4	166.7	177.6
Totals	$48.0	$22.3	$13.1	$677.6	$761.0
(1)Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior notes. The table does not include interest on debt.
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resources contained in that land.
As at December 31, 2021 Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 50,000 dry metric tonnes of zinc concentrate, 12,000 dry metric tonnes of lead/silver concentrate, and 130,000 dry metric tonnes of gold concentrate, through the year ending December 31, 2022.
As at December 31, 2021, Tüprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tüprag”) had entered into off-take agreements pursuant to which Tüprag agreed to sell a total of 55,000 dry metric tonnes of gold concentrate through the year ending December 31, 2022.
In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometers around Stratoni. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered based on the lesser of $3.83 and the prevailing market price per ounce, adjusted higher by 1% every year. The agreement was amended in October 2015 to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. 30,000 meters of expansion drilling was reached during the second quarter of 2020 and in accordance with the terms of the agreement, the fixed price has been adjusted by an additional $2.00 per ounce. Accordingly, the fixed price from April 1, 2021 is equal to 11.54 per ounce.
Based on current Turkish legislation, the Company pays annual royalties to the Government of Turkey on revenue less certain costs associated with ore haulage, mineral processing and related depreciation. Royalties are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Based on current Greek legislation, the Company pays royalties on revenue that are calculated on a sliding scale tied to international gold and base metal prices and the USD:EUR exchange rate.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Quarterly Results

	2021	2021	2021	2021	2020	2020	2020	2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue	$244.6	$238.4	$233.2	$224.6	$278.5	$287.6	$255.9	$204.7
Impairment charges (reversals), net of tax	13.9	—	—	—	—	—	—	—
Net earnings (loss) from continuing operations(1,2)	($43.1)	$8.5	$31.0	$14.3	$30.0	$46.0	$50.6	$4.5
Net earnings (loss) from discontinued operations(1)	$3.1	($60.8)	($86.8)	($2.4)	$1.5	$1.1	($1.5)	($7.5)
Net earnings (loss) per share from continuing operations (1,2)
- basic	(0.24)	0.05	0.17	0.08	0.17	0.26	0.30	0.03
- diluted	(0.23)	0.05	0.17	0.08	0.17	0.26	0.29	0.03
(1)Attributable to shareholders of the Company.
(2)2020, Q1-Q2 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.

Revenue in all periods benefited from an increase in the average realized gold price amid continued economic uncertainty exacerbated by the COVID-19 pandemic commencing in March 2020. Revenue and net earnings in Q1 and Q2 2020 were negatively impacted by the COVID-19 pandemic, primarily from the suspension of mining and processing activities at Lamaque from March 25, 2020 to April 15, 2020 in accordance with the Quebec government-mandated restrictions to address the COVID-19 pandemic in the province.
Net earnings in Q4 2021 were negatively impacted by a $13.9 million non-cash impairment related to the closure of Stratoni. Net earnings in Q4 2020 were negatively impacted by a $40.0 million non-cash write-down recorded on capital works in progress at Olympias. Net earnings were negatively impacted in Q1 2021 through Q4 2021 by planned decreases in average ore grade at Kisladag and Lamaque.
Net earnings in 2021 were negatively impacted by the weakening of local currencies, particularly in Q4 2021 with $26.1 million of current tax expense and $26.4 million of deferred tax expense recognized as a result of the significant weakening of the Turkish Lira in December 2021. This was partly offset by a $19.6 million gain on foreign exchange in Q4 2021 as a result of the downward revaluation of liabilities denominated in Turkish Lira.
Net earnings were positively impacted by the receipt of an investment tax credit related to Kisladag heap leach improvements which reduced the corporate tax rate, resulting in current tax savings in Q4 2020 through Q4 2021.
Net earnings were negatively impacted in Q3 2020 by an incremental 25% increase to gold royalty rates in Turkey, announced in September 2020 and retroactive to January 1, 2020. Net earnings decreased by $3.2 million, net of tax, in Q3 2020 due to additional royalty expense recorded in that quarter to reflect the additional royalty cost associated with gold sales during the first six months of 2020. Net earnings increased by $3.6 million, net of tax, in Q1 2021 upon further announcement that the increased gold royalty rates would only take effect from the original announcement date and would no longer be retroactive to January 1, 2020.
Net loss from discontinued operations primarily represents a $99.5 million ($89.5 million net of deferred tax) impairment charge recorded on the Tocantinzinho Project in Q2 2021 and a $60.6 million loss recognized in Q3 2021. The Tocantinzinho project was sold in Q4 2021.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Outstanding Share Information

Common Shares Outstanding (1)

- as of December 31, 2021	182,673,118
- as of February 24, 2022	182,673,118
Share purchase options - as of February 24, 2022 (Weighted average exercise price per share: Cdn$11.32)	4,250,738
(1)Includes treasury stock.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2019
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-122”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.
A non-IFRS ratio is defined by 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Cash operating costs and cash operating costs per ounce sold are non-IFRS financial measures and ratios. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We follow the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion, share based payment expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs. Cash operating costs per ounce sold is based on ounces sold and is calculated by dividing cash operating costs by volume of gold ounces sold. We disclose cash operating costs and cash operating costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Cash operating costs and cash operating costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q4 2021	Q4 2020	2021	2020	2019
Production costs (1)	$118.2	$117.0	$449.7	$445.2	$334.8
Stratoni production costs (2)	(16.5)	(13.8)	(47.6)	(51.6)	(53.8)
Production costs – excluding Stratoni	101.7	103.2	402.2	393.6	281.1
By-product credits	(20.5)	(15.1)	(64.7)	(52.2)	(39.3)
Royalty expense and production taxes	(13.1)	(14.4)	(42.0)	(46.7)	(13.7)
Cash operating costs	$68.2	$73.6	$295.5	$294.7	$228.0
Gold ounces sold	119,384	137,523	472,307	526,406	374,902
Cash operating cost per ounce sold	$571	$536	$626	$560	$608

(1)Includes inventory write-downs.
(2)Base metals production

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended December 31, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$22.6	($0.6)	$0.1	$2.4	$24.5	33,269	$737
Lamaque	26.5	(0.5)	0.1	(1.9)	24.2	50,257	482
Efemcukuru	12.8	(1.0)	1.6	(0.1)	13.2	21,797	606
Olympias	24.9	(18.3)	3.8	(4.2)	6.2	14,061	441
Total consolidated	$86.9	($20.5)	$5.5	($3.8)	$68.2	119,384	$571
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating costs and Cash Operating Cost per ounce sold, by asset, for the year ended December 31, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$97.6	($3.1)	$2.6	$5.4	$102.4	175,862	$583
Lamaque	97.2	(1.7)	0.2	(2.5)	93.3	151,393	616
Efemcukuru	49.2	(4.3)	5.9	0.3	51.1	92,758	551
Olympias	94.3	(55.7)	15.1	(5.1)	48.6	52,294	930
Total Consolidated	$338.3	($64.7)	$23.8	($1.9)	$295.5	472,307	$626
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended December 31, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$24.8	($0.6)	$0.1	$0.6	$25.0	55,807	$447
Lamaque	24.2	(0.5)	0.1	(1.1)	22.7	44,990	503
Efemcukuru	11.5	(1.1)	1.8	0.1	12.3	24,956	493
Olympias	23.4	(12.8)	3.6	(0.5)	13.7	11,770	1,166
Total consolidated	$83.9	($15.1)	$5.6	($0.8)	$73.6	137,523	$536
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Reconciliation of Cash Operating costs and Cash Operating Cost per ounce sold, by asset, for the year ended December 31, 2020:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$96.6	($2.2)	$0.6	$7.3	$102.3	226,895	$451
Lamaque	77.0	(1.2)	0.2	(1.8)	74.2	142,269	522
Efemcukuru	46.1	(4.0)	12.1	0.4	54.7	98,340	556
Olympias	87.2	(44.8)	16.7	4.4	63.5	58,902	1,078
Total Consolidated	$306.9	($52.2)	$29.6	$10.3	$294.7	526,406	$560
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Total Cash Costs, Total Cash Costs per ounce sold
Total cash costs and total cash costs per ounce sold are non-IFRS financial measures and ratios. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. We define total cash costs as the sum of cash operating costs (as defined and calculated above) and royalties and production taxes. Total cash costs per ounce sold is based on ounces sold and is calculated by dividing total cash costs by volume of gold ounces sold. We disclose total cash costs and total cash costs per ounce sold as we believe the measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is production costs. Total cash costs and total cash costs per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.
Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q4 2021	Q4 2020	2021	2020	2019
Cash operating costs	$68.2	$73.6	$295.5	$294.7	$228.0
Royalties and production taxes	13.1	14.4	42.0	46.7	13.7
Total cash costs	$81.3	$88.1	$337.5	$341.4	$241.7
Gold ounces sold	119,384	137,523	472,307	526,406	374,902
Total cash costs per ounce sold	$681	$640	$715	$649	$645

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
AISC and AISC per ounce sold are non-IFRS financial measures and ratios. These financial measures and ratios are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, our definition conforms to the definition of AISC set out by the World Gold Council and the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined and calculated above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation.As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.
AISC per ounce sold is based on ounces sold and is calculated by dividing AISC by volume of gold ounces sold.
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q4 2021	Q4 2020	2021	2020	2019
Total cash costs	$81.3	$88.1	$337.5	$341.4	$241.7
Corporate and allocated G&A	10.4	10.1	37.6	35.7	34.2
Exploration and evaluation costs	2.9	2.8	12.3	8.3	9.5
Reclamation costs and amortization	0.2	1.9	4.4	7.0	4.6
Sustaining capital expenditure	33.8	29.0	113.1	92.4	97.4
AISC	$128.5	$131.9	$504.8	$484.8	$387.5
Gold ounces sold	119,384	137,523	472,307	526,406	374,902
AISC per ounce sold	$1,077	$959	$1,069	$921	$1,034

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended December 31, 2021:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$24.5	$3.6	$28.2	$—	$—	$0.4	$4.0	$32.5	33,269	$977
Lamaque	24.2	1.9	26.1	—	2.3	(0.8)	13.4	41.0	50,257	815
Efemcukuru	13.2	3.9	17.2	—	0.3	0.2	6.4	24.1	21,797	1,104
Olympias	6.2	3.7	9.9	—	0.3	0.4	10.1	20.6	14,061	1,467
Corporate (1)	—	—	—	10.4	—	—	—	10.4	—	87
Total consolidated	$68.2	$13.1	$81.3	$10.4	$2.9	$0.2	$33.8	$128.5	119,384	$1,077
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the year ended December 31, 2021:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$102.4	$17.1	$119.5	$0.1		$1.9	$18.6	$140.2	175,862	$797
Lamaque	93.3	4.1	97.3		9.5	(0.3)	47.3	153.9	151,393	1,017
Efemcukuru	51.1	11.8	63.0	—	1.6	1.0	18.0	83.6	92,758	901
Olympias	48.6	9.1	57.7		1.1	1.8	29.1	89.7	52,294	1,715
Corporate (1)	—	—	—	37.5	—	—	—	37.5	—	79
Total consolidated	$295.5	$42.0	$337.5	$37.6	$12.3	$4.4	$113.1	$504.8	472,307	$1,069
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended December 31, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$25.0	$8.5	$33.5	$—	$—	$0.9	$6.5	$40.9	55,807	$732
Lamaque	22.7	0.9	23.5	—	1.7	0.4	9.8	35.5	44,990	789
Efemcukuru	12.3	4.0	16.3	—	0.9	0.2	7.3	24.7	24,956	989
Olympias	13.7	1.0	14.8	—	0.3	0.3	5.5	20.8	11,770	1,768
Corporate (1)	—	—	—	10.1	—	—	—	10.1	—	73
Total consolidated	$73.6	$14.4	$88.1	$10.1	$2.8	$1.9	$29.1	$131.9	137,523	$959
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the year ended December 31, 2020:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$102.3	$24.9	$127.1	$—	$—	$3.3	$20.1	$150.6	226,895	$664
Lamaque	74.2	2.9	77.1	—	6.0	1.6	32.9	117.6	142,269	827
Efemcukuru	54.7	13.9	68.6	—	1.6	1.0	19.1	90.3	98,340	918
Olympias	63.5	5.1	68.6	—	0.8	1.2	20.2	90.8	58,902	1,541
Corporate (1)	—	—	—	35.6	—	—	—	35.6	—	68
Total consolidated	$294.7	$46.7	$341.4	$35.7	$8.3	$7.0	$92.5	$484.9	526,406	$921
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q4 2021	Q4 2020	2021	2020	2019
General and administrative expenses (from consolidated statement of operations)	$9.1	$7.5	$36.7	$28.5	$29.2
Add:
Share based payments expense	2.5	3.4	7.9	10.7	10.4
Employee benefit pension plan expense from corporate and operating gold mines	0.1	0.9	2.3	2.8	2.7
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.2)	0.1	(0.5)	(0.4)	(1.9)
Depreciation in G&A	(0.4)	(0.5)	(1.9)	(2.1)	(2.2)
Business development	(0.4)	(0.9)	(4.6)	(2.5)	(1.7)
Development projects	(0.4)	(0.5)	(2.5)	(1.4)	(2.6)
Adjusted corporate general and administrative expenses	$10.4	$10.1	$37.5	$35.6	$33.9
Regional general and administrative costs allocated to gold mines	—	—	0.1	0.1	0.3
Corporate and allocated general and administrative expenses per AISC	$10.4	$10.1	$37.6	$35.7	$34.2

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q4 2021	Q4 2020	2021	2020	2019
Exploration and evaluation expense (1) (from consolidated statement of operations)	$1.8	$3.0	$18.3	$12.5	$14.6
Add:
Capitalized evaluation cost related to gold mines	2.1	2.3	8.8	6.0	7.2
Less:
Exploration and evaluation expenses related to non-gold mines and other sites (1)	(1.0)	(2.4)	(14.9)	(10.1)	(12.3)
Exploration costs per AISC	$2.9	$2.9	$12.3	$8.4	$9.5
(1)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 7 of our Consolidated Financial Statements. Amounts presented are from continuing operations only.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q4 2021	Q4 2020	2021	2020	2019
Asset retirement obligation accretion (from notes to the consolidated financial statements)	$0.4	$0.4	$1.4	$1.9	$2.5
Add:
Depreciation related to asset retirement obligation assets	(0.1)	1.5	3.2	5.6	2.9
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.1)	(0.1)	(0.3)	(0.6)	(0.8)
Reclamation costs and amortization per AISC	$0.2	$1.9	$4.4	$7.0	$4.6

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Sustaining and Growth Capital
Sustaining capital and growth capital are non-IFRS financial measures. We define sustaining capital as capital required to maintain current operations at existing levels. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines. Sustaining capital also excludes capitalized interest. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Management uses sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels. These measures are intended to provide readers with additional information about our projects only, and does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies.
Reconciliation of Sustaining Capital and Growth Capital:

	Q4 2021	Q4 2020	2021	2020	2019
Additions to property, plant and equipment(1) (from notes to the consolidated financial statements)	$80.1	$71.9	$292.8	$198.4	$181.1
Growth and development project capital expenditure	(40.0)	(31.5)	(156.7)	(82.9)	(58.2)
Capitalized exploration	(3.6)	(2.5)	(12.4)	(7.4)	(10.9)
Sustaining capital expenditure Stratoni (2)	(2.5)	(2.7)	(7.3)	(7.5)	(9.3)
Sustaining capital expenditure equipment leases (3)	(0.2)	(0.1)	(2.0)	(2.0)	(1.5)
Corporate leases	—	(6.2)	(1.3)	(6.2)	—
Capitalized interest	—	—	—	—	(3.8)
Sustaining capital expenditure at operating gold mines	$33.8	$29.0	$113.1	$92.4	$97.4

(1)Does not include capital expenditures related to discontinued operations
(2)Base metals production.
(3)Non-cash sustaining equipment leases.

Average Realized Gold Price per ounce sold
Average realized gold price per ounce sold is a non-IFRS financial ratio. In the gold mining industry, average realized gold price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue. Average realized gold price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total gold revenues realized in a period from current operations.
Average realized gold price per ounce sold is reconciled for the periods presented as follows:

	Q4 2021	Q4 2020	2021	2020	2019
Revenue	$244.6	$278.5	$940.9	$1,026.7	$617.8
Less non-gold revenue	($32.7)	($24.8)	($102.3)	($88.4)	($86.9)
Gold revenue	$212.0	$253.7	$838.6	$938.3	$530.9
Gold oz sold	119,384	137,523	472,307	526,406	374,902
Average realized gold price per ounce sold	$1,776	$1,845	$1,775	$1,783	$1,416

35

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Adjusted Net Earnings Attributable to Shareholders
Adjusted net earnings and adjusted net earnings per share are non-IFRS financial measures or ratios. Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company. Adjusted net earnings is defined as net earnings from continuing operations adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including impairment adjustments and reversals; asset write-downs; foreign exchange on deferred tax balances; changes in tax rates; gain (loss) on embedded derivatives; transaction costs; executive severance costs; gain (loss) on sale of securities; and other non-recurring items. Adjusted net earnings (loss) per share is calculated using the weighted average number of shares outstanding for adjusted net earnings (loss) per share. In prior periods, net earnings (loss) was also adjusted to exclude gain (loss) on disposal of assets in the normal course and write-down of inventory. These items are no longer excluded as they are considered to occur from time to time in the normal course of operations.
Reconciliation of Net Earnings attributable to shareholders of the Company to Adjusted Net Earnings attributable to shareholders of the Company:

Continuing Operations	Q4 2021	Q4 2020	2021	2020	2019
Net earnings (loss) attributable to shareholders of the Company (1,2)	($43.1)	$30.0	$10.8	$131.1	$73.1
Loss (gain) on foreign exchange translation of deferred tax balances (2,3)	41.4	(6.0)	54.6	10.6	9.6
Closure of Stratoni, net of tax (4)	30.8	—	30.8	—	—
Gain on redemption option derivative	(4.0)	(1.8)	2.7	(1.8)	(4.2)
Finance costs relating to debt refinancing (5)	—	—	31.1	—	—
Gain on deferred tax due to changes in tax rates (6)	—	—	(5.3)	—	(7.2)
Gain on sale of mining licences, net of tax (7)	—	—	(5.3)	—	—
Write-down of assets (8)	—	43.4	—	43.4	6.3
Finance costs relating to partial debt redemption	—	0.7	—	8.6	—
Lamaque standby costs, net of tax (9)	—	—	—	2.3	—
Impairment (reversal) of property, plant and equipment, net of tax (10)	—	—	—	—	(68.2)
Other items (11)	—	—	—	—	(3.5)
Total adjusted net earnings(1,2)	$25.1	$66.4	$119.3	$194.3	$5.9
Weighted average shares outstanding (thousands)	182,496	174,710	180,297	171,047	158,856
Adjusted net earnings per share ($/share) (1)	$0.14	$0.38	$0.66	$1.14	$0.04
(1)2020 and 2019 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.
(2)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 7 of our Consolidated Financial Statements. Amounts presented are from continuing operations only.
(3)Deferred tax expense of $41.4 million in Q4 2021 includes $26.4 million expense resulting from the significant weakening of the Turkish Lira in Q4 2021.
(4)Costs relating to the closure of Stratoni include $13.9 million impairment, $3.5 million equipment write-downs and $13.4 million deferred tax expense.
(5)Finance costs relating to the debt refinancing in Q3 2021 include a $21.4 million redemption premium and $9.7 million of unamortized costs related to the debt redeemed that were expensed in full in the quarter.
(6)Includes an $11.4 million deferred tax recovery relating to the adjustment of opening balances for the tax rate decrease in Greece net of a $6.1 million deferred tax expense relating to the adjustment of opening balances for the tax rate increase in Turkey. Both tax rate changes were enacted in Q2 2021 and were retroactive to January 1, 2021.
(7)Sale of mining licences in Turkey in May 2021, net of tax.
(8)Non-recurring write-downs in Q4 2020 include a $40.0 million write-down of capital works in progress and a $3.4 million VAT provision associated with the write-down.
(9)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque in 2020 to address the COVID-19 pandemic are presented net of tax and net of subsidies recorded in other income.
(10)Impairment reversals include $82.3 million ($68.2 million net of deferred income tax) relating to the Kisladag leach pad and related property, plant and equipment following the development of a new production plan which utilized the leach pad for the life of the Kisladag mine and no longer required the construction of a mill.
(11)Other items include $3.6 million transaction costs, net of tax, $8.1 million gain on the sale of a net smelter royalty and $1.1 million other non-recurring items, including severance costs.

36

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
EBITDA, Adjusted EBITDA
EBITDA from continuing operations and Adjusted EBITDA from continuing operations are non-IFRS financial measures. EBITDA from continuing operations represents net earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA includes net pre-commercial production proceeds and removes the impact of impairments or reversals of impairments, share based payments, losses or gains on disposals of assets, executive severance costs, mine standby costs relating to the COVID-19 pandemic and other non-cash or non-recurring expenses or recoveries. In addition to conventional measures prepared in accordance with IFRS, we and certain investors use EBITDA and Adjusted EBITDA as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is also frequently used by investors and analysts for valuation purposes based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and therefore are not necessarily indicative of operating earnings or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.
Reconciliation of Net Earnings (Loss) before tax to EBITDA and Adjusted EBITDA:

Continuing Operations	Q4 2021	Q4 2020	2021	2020
Earnings before income tax (1,2)	$52.1	$28.2	$151.1	$206.3
Depreciation, depletion and amortization (1,2,3)	47.1	59.1	202.9	220.2
Interest income	(0.3)	(0.3)	(2.2)	(2.1)
Finance costs (2)	5.0	8.4	71.8	50.9
EBITDA	$103.8	$95.3	$423.5	$475.4
Write-down of assets (2,4)	—	43.4	—	43.4
Share-based payments	2.5	3.4	7.9	10.7
Loss on disposal of assets (2)	2.3	2.3	2.3	4.6
Closure of Stratoni (5)	17.4	—	17.4	—
Gain on sale of mining licences (6)	—	—	(7.0)	—
Lamaque standby costs (7)	—	—	—	3.1
Adjusted EBITDA	$126.1	$144.5	$444.2	$537.2
(1)2020 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.
(2)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 7 of our Consolidated Financial Statements. Amounts presented are from continuing operations only.
(3)Includes depreciation within general and administrative expenses.
(4)Non-recurring write-downs in Q4 2020 include a $40.0 million write-down of capital works in progress and a $3.4 million VAT provision associated with the write-down.
(5)Costs relating to the closure of Stratoni include $3.5 million write-down of equipment and $13.9 million impairment.
(6)Sale of mining licences in Turkey in May 2021.
(7)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque to address the COVID-19 pandemic.

37

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Free Cash Flow
Free cash flow is a non-IFRS financial measure. We believe it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We define free cash flow as cash generated by (used in) operating activities from continuing operations, less cash used in investing activities from continuing operations before increases or decreases in cash from term deposits or restricted cash, before cash used for acquisitions or disposals of mineral properties and marketable securities and before cash proceeds from non-recurring asset sales. Changes in cash balances relating to term deposits, restricted cash, acquisitions or disposals of mineral properties and marketable securities and non-recurring asset sales are not considered to be representative of our ability to generate cash.
Reconciliation of Cash Generated from Operating Activities to Free Cash Flow:

Continuing Operations	Q4 2021	Q4 2020	2021	2020	2019
Cash generated from operating activities (1)(2)	$112.6	$121.8	$365.9	$471.8	$202.4
Less: Cash used in investing activities (2)	(66.2)	(64.3)	(263.0)	(252.7)	(185.4)
Add back: Acquisition of subsidiary, net of cash received (3)	—	—	19.3	—	—
Add back: Purchase of marketable securities (4)	1.0	—	28.1	—	—
Add back: Proceeds from sale of marketable securities (4)	(2.4)	—	(2.4)	(5.2)	—
Add back: Proceeds from sale of Tocantinzinho, net of cash disposed (5)	(19.7)	—	(19.7)	—	—
Add back: Sale of mining licences (6)	(2.3)	—	(7.3)	—	—
Add back: Increase (decrease) in term deposits	—	5.7	(59.0)	55.8	(3.4)
Add back: Increase (decrease) in restricted cash	—	0.1	0.6	(1.0)	(10.6)
Free Cash Flow	$23.1	$63.4	$62.4	$268.7	$3.0
(1)2020 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 5(d) of our Consolidated Financial Statements.
(2)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 7 of our Consolidated Financial Statements. Amounts presented are from continuing operations only.
(3)Cash paid upon acquisition of QMX in Q2 2021, net of $4.3 million cash acquired.
(4)Purchase of marketable securities includes $18.7 million cash paid on the acquisition of Probe Metals Inc. Free cash flow in 2020 has been adjusted to conform with 2021 presentation by including adjustments relating to proceeds from the sale of marketable securities (2020: $5.2 million).
(5)Cash proceeds received upon the sale of Tocantinzinho, net of $0.3 million cash disposed..
(6)Cash consideration received on sale of mining licences.

38

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Working Capital
Working capital is a non-IFRS financial measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital does not include assets held for sale and liabilities associated with assets held for sale. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating our liquidity.
Working capital for the periods highlighted is as follows:

	As at December 31, 2021	As at December 31, 2020
Current assets, excluding assets held for sale (1)	$728.2	$754.1
Current liabilities, excluding liabilities held for sale	206.7	262.0
Working capital	$521.6	$492.1
(1)2020 amount has been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.

Cash Flow from Operations before Changes in Working Capital
Cash flow from operations (or operating activities) before changes in non-cash working capital is a non-IFRS financial measure. We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement the consolidated financial statements and exclude the period to period movement of non-cash working capital items, such as accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. We believe this provides an alternative indication of our cash flow from operations and may be meaningful to investors in evaluating its past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which is calculated in accordance with IFRS.
Reconciliation of Cash Generated from Operating Activities to Cash Flow from Operations Before Changes in Working Capital:

Continuing Operations	Q4 2021	Q4 2020	2021	2020	2019
Cash generated from operating activities (1)(2)	$112.6	$121.8	$365.9	$471.8	$202.4
Less: Changes in non-cash working capital(3)	(4.1)	9.7	(8.9)	33.4	15.9
Cash flow from operations before changes in working capital	$116.7	$112.1	$374.8	$438.5	$186.5
(1)2020 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity. See Note 5(d) of our Consolidated Financial Statements.
(2)From Q3 2021, the Brazil Segment is presented as a discontinued operation. See Note 7 of our Consolidated Financial Statements. Amounts presented are from continuing operations only.
(3)2020 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation. See Note 2(a) of our Consolidated Financial Statements.

39

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Managing Risk
Eldorado is involved in the exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties. We face a number of risks and uncertainties which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Management monitors risk using a risk management review process. Management prepares a risk assessment report every quarter outlining the operational and financial risks. The Board reviews the report to evaluate and assess the risks that the Company is exposed to in various markets, and discusses the steps management takes to manage and mitigate them.
For more extensive discussion on risks and uncertainties refer to our AIF for the year ended December 31, 2020, and those to be set out in the Company's AIF to be filed for the year ended December 31, 2021, for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.
The risks described below are not the only risks and uncertainties that we face. Although we have done our best to identify the risks to our business, there is no assurance that we have captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that we currently do not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in our forward-looking information, which could materially affect our business, results of operations, financial condition and the Eldorado Gold share price.
We have set out the risks in the order of priority we believe is appropriate for Eldorado based on our assessment of, among other things, the likelihood and impact of such risks, and our expected capabilities to mitigate such risks. Accordingly, you should review this section in its entirety.
Foreign Operations
Many of our operations are located in foreign jurisdictions, and are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:
•changing political and social conditions, geopolitical environment or governments;
•expropriation;
•timely receipt of necessary permits and authorizations;
•renegotiation or nullification of existing rights, concessions, licences, permits and contracts;
•restrictions on foreign exchange, currency controls and repatriation of capital and profits;
•mobility restrictions for personnel and contractors;
•availability of procedural rights and remedies;
•reliability of judicial recourse;
•operation of the rule of law;
•labour unrest;
•extreme fluctuations in currency exchange rates;
•high rates of inflation;
•civil unrest or risk of civil war;
•changes in law or regulation (including in respect of mining regulations, taxation and royalties);

40

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
•changes in policies (including in respect of monetary policies and permitting);
•bribery, extortion and corruption;
•guerrilla activities, insurrection and terrorism;
•activism;
•hostage taking;
•military repression; and
•trespass, illegal mining, theft and vandalism.
The occurrence of any of these risks in the countries in which we operate could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The mining and metals sector has been increasingly targeted by local governments for the purposes of raising revenue or for political reasons, as governments continue to struggle with deficits and concerns over the effects of depressed economies. Governments are continually assessing the fiscal terms of the mining regimes and agreements that apply to an entity looking to exploit resources in their countries and numerous countries have recently introduced changes to their respective mining regimes that reflect increased government control over, or participation in, the mining sector.
The possibility of future changes to the mining regimes in the countries in which we operate adds uncertainty that cannot be accurately predicted and may result in additional costs, delays and regulatory requirements. In addition, such changes could restrict our ability to contract with persons or conduct business in certain countries.
There is no assurance that governments will not take our rights, impose conditions on our business, prohibit us from conducting our business or grant additional rights to state-owned enterprises, private domestic entities, special interest groups, indigenous peoples or residents in the countries in which we operate, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfill our business plans, in particular in relation to ongoing expenditures at our development assets. From time to time, governments in countries in which Eldorado operates may impose limitations on Eldorado's ability to repatriate funds. In April 2020, the Turkish government implemented a temporary partial ban on the payment of dividends to shareholders in response to the economic downturn caused by the COVID-19 pandemic. While the ban was lifted on January 1, 2021, we may not be able to repatriate funds from Turkey or other jurisdictions in the future, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold level, which costs could be material.
We have one operating mine, two development projects and one mine on care and maintenance in Greece. Following the global financial crisis in 2008 and 2009, the Greek economy experienced a significant downturn culminating in concerns about the risk of Greece defaulting on its debt and exiting from the EU. As a consequence, Greece experienced protracted political instability, popular unrest in response to austerity measures and rounds of bail-out negotiations with various governmental and private parties. More recently, Greece has progressed its performance economically, including its ability to once again borrow money in the bond markets and elsewhere but, among other things, has been experiencing labour unrest resulting in protests and strikes. There is no assurance that the economic situation in Greece will not deteriorate further or that Greece will not adopt legal, regulatory or policy changes, which may negatively affect our current and future operations and plans in Greece and may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
In addition, we have experienced in the past significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, and may continue to experience delays in the future notwithstanding the Amended Investment Agreement. Following the 2019 Greek Parliamentary elections, Eldorado initiated talks with the newly established government. In February 2021, we entered into the Investment Agreement with the Hellenic Republic to govern the further development, construction and operation of

41

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 the Skouries project and the Olympias and Stratoni/Mavres Petres mines and facilities, which provides a modernized legal and financial framework to allow for the advancement of our investment in these assets. In March 2021, the Amended Investment Agreement was ratified by the Greek parliament and published in the Greek Government Gazette, officially becoming law.
We also have two producing mines that are located in Turkey. Turkey has historically experienced, and continues to experience, heightened levels of political and economic instability due to regional geopolitical instability. These conditions may be exacerbated by current global economic conditions or become exacerbated during electoral processes. In particular, there have been political challenges in and nearby to Turkey, including civil unrest along the geographic borders with Syria, Iran and Iraq, terrorist acts, including bombings in major centres, and an associated refugee crisis. Turkey also has a history of fractious governing coalitions comprised of many political parties and has experienced anti-government protests as well as increasing unrest following investigations initiated in December 2013 into alleged government corruption, and an attempted coup in 2016. Our operations have experienced no significant disruptions due to this instability and continue to operate under normal business conditions. However, there can be no assurance that the instability will not worsen, which may negatively affect our current and future operations in Turkey and may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We operate in a range of environments and our employees, contractors and suppliers are at risk of injury, disease and natural disasters. If our workforce is affected by high incidence of injury, disease or natural disasters, the facilities and treatments may not be available to the same standard that one would expect in more economically developed countries such as Canada and the United States, which could have an effect on the availability of sufficient personnel to run our operations. This could result in a period of downtime or we may be subject to an order to cease operations, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The safety and security of our employees and associated contractors is of prime importance to the Company. Various security problems may occur in any of the jurisdictions in which we operate. We are at risk of incursions or acts of terrorism by third parties that may result in the theft of or result in damage to our property. We endeavor to take appropriate actions to protect against such risks, which may affect our operations and incur further costs.
Pandemics, Epidemics and Public Health Crises such as COVID-19
The ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats and resulting negative impact on the global economy and financial markets, the duration and extent of which is highly uncertain and could be material, may have an adverse impact on our business, results of operations, financial condition and the Eldorado Gold share price.
In March 2020, COVID-19 was declared a pandemic by the World Health Organization. The COVID-19 pandemic has had a significant impact on global economic activity since March 2020. In response to the COVID-19 pandemic, governmental authorities in Canada and internationally introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 pandemic has also disrupted global supply chains and workforce participation and created significant volatility and disruption of financial markets.
The global COVID-19 pandemic continues to evolve. Despite mass vaccination programs, the emergence of new variants has been causing infection rates to increase in certain areas. The lifting of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing varies from country to country and often within countries.
Actions taken by governmental authorities and third parties to contain and mitigate the risk of spread of COVID-19 may have an adverse impact on our business. For example, we temporarily ceased mining and processing activities at Lamaque from March 25, 2020 to April 15, 2020 in accordance with the Québec government-mandated restrictions to address the COVID-19 pandemic and we may be required to take similar actions in the future which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

42

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Based upon evolving contagion rates or occurrences at our operating sites, we may decide to reduce operational activities and limit activities to essential care and maintenance procedures including the management of critical environmental systems. Such reductions in our operational activities could have a material adverse impact on our business, results of operations, financial condition and the Eldorado Gold share price. The impact of this pandemic could include sites being placed into care and maintenance. If our sites are placed into care and maintenance, this could significantly reduce our cash flow and impact our ability to meet certain covenants related to our debt obligations.
The overall severity and duration of COVID-19 related adverse impacts on our business will depend on future developments which cannot currently be predicted, including:
•directives of government and public health authorities;
•disruptions and volatility in the global capital markets, which may increase cost of capital and adversely impact access to capital;
•impacts on workforces throughout the regions in which we operate, which may result in our workforce being unable to work effectively, including because of illness, quarantines, government actions, facility closures or other restrictions in connection with the COVID-19 pandemic;
•the roll out and effectiveness of COVID-19 vaccines;
•delays in product refining and smelting due to restrictions or temporary closures;
•sustained disruptions in global supply chains; and
•other unpredictable impacts.
Additionally, although several vaccines for COVID-19 have been approved, there are risks that these vaccines will not be effective against variants of the virus and that these vaccines may not be accepted or widely available in the areas in which we operate due to shortages or other issues with distribution. A major outbreak of COVID-19 at any of our operating sites could have a material adverse effect on our business and results of operations.
These and other impacts of COVID-19 or other pandemic, epidemic, endemic or similar public health threats could also have the effect of heightening many of the other risks described in these "Risk factors in our business." The ultimate impact of COVID-19 on our business is difficult to predict and depends on factors that are evolving and beyond our control, including the scope and duration of the outbreak and recovery, including any future resurgences, as well as actions taken by governmental authorities and third parties, including the distribution, effectiveness and acceptance of vaccines, to contain its spread and mitigate its public health effects. We may experience material adverse impacts to our business, results of operations, financial condition and the Eldorado Gold share price as a result of any of these disruptions, even after the COVID-19 pandemic has subsided.
Development Risks at Skouries and Other Development Projects
Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we will be successful in our development efforts. Substantial expenditures are required to establish proven and probable mineral reserves, determine the optimal metallurgical process to extract the metals from the ore and to plan and build mining and processing facilities for new properties and to maintain such facilities at existing properties. Once we have found ore in sufficient quantities and grades to be considered economic for extraction, then metallurgical testing is required to determine whether the metals can be extracted economically. It can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.
The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project, including in respect to the expected cost and construction schedule for the Skouries project. The project remains subject to financing and Board approval. The project development schedules are dependent on obtaining the governmental approvals necessary for the operation of a project, and the timeline to obtain these government approvals is often beyond our control.

43

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
It is not unusual in the mining industry to experience unexpected problems during the start-up phase of a mine, resulting in delays and requiring more capital than anticipated. As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns. For example, while we expect the total life of mine of the Skouries project is 20 years consisting of two phases with estimated capital costs of $845 million and $172 million respectively and additional estimated sustaining capital of $850 million over the life of mine, there is no assurance as to the time or capital that will be necessary or our ability to obtain financing on acceptable terms (see also “Liquidity and Financing Risk”).
Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible and there is no assurance that any of our development projects will become producing mines.
Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors, including:
•estimated mineral reserves;
•anticipated metallurgical recoveries;
•environmental considerations and permitting;
•future gold prices;
•anticipated capital and operating costs for the projects; and
•timely execution of development plan.
Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of proven and probable mineral reserves and cash operating costs are largely based on:
•interpreting the geologic data obtained from drill holes and other sampling techniques; and
•feasibility studies that derive estimated cash operating costs based on:
▪the expected tonnage and grades of ore to be mined and processed;
▪the configuration of the ore body;
▪expected recovery rates of gold from the ore;
▪estimated operating costs; and
▪anticipated climate conditions and other factors.
It is therefore possible that actual cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production.
It is not unusual for new mining operations to experience unexpected problems during the start-up phase, and delays can often happen when production begins. In the past, we have adjusted our estimates based on changes to our assumptions and actual results. There is no guarantee that such adjustments will alleviate the effects of such delays or problems. There is no assurance that the profitability or economic feasibility of a project will not be adversely affected by factors beyond our control.
Mining of mineral bearing material requires removal of waste material prior to gaining access to and extracting the valuable material. Depending on the location of the ore, this may entail removing material above the ore in an open pit situation (pre-stripping), or developing tunnels underground to gain access to deeper material. Where possible, this material is then generally used elsewhere in the project site for construction of site infrastructure. As a project is developed, a plan is put forward to complete the pre-strip or required underground development so that mining of ore can commence in line with the overall schedule to feed ore to the process plant at the right time. The degree of

44

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 pre-strip in an open pit is based on selected drilling, which may result in adjustments to the orebody model and a requirement for more or less pre-stripping to be completed. This may result in a deficit of material required to complete other earthworks around the project site, such as tailings facilities, or an increase in the pre-strip requirements prior to mining commencing. Similarly, with underground development, the mining method and design is based on an amount of drilling that will be increased during normal operations. As work continues, there may be ground conditions that are exposed that can cause a change in the mine design or direction of the underground development. Either of these occurrences could result in more or less material than can be used for other site projects if so designed, and could also result in delay in start-up of continuous production. This may result in lower revenues while the project ramps up to normal operating rates.
We have been undertaking in Greece a significant transformation process to improve the performance of the Kassandra mines. We anticipate the possibility of work stoppages or slowdowns of a significant duration as we move forward to achieve the necessary outcomes of the transformation process. Any work interruptions involving our employees (including as a result of a slowdown, strike or lockout), contractors or operations, or any jointly owned facilities operated by another entity, present a significant risk to Eldorado and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Our production, capital and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our mineral reserve estimates but our cost estimates are subject to significant uncertainty as described above. Although we have undertaken significant work to de-risk the Skouries project and will continue work to de-risk Skouries and our other development projects, actual results for our projects will likely differ from current estimates and assumptions, and these differences can be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs. If actual results fall below our current estimates, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Community Relations and Social License
Maintaining a positive relationship with the communities in which we operate is critical to continuing the successful operation of our existing projects and mines as well as the construction and development of existing and new projects and mines. As community support is a key component of a successful mining project or operation, Eldorado seeks to pursue ways to strategically integrate community support factors in our processes.
As a mining business, we may be expected to come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which we operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will mitigate any potential damage or disruption to the interests of those stakeholders. The evolving expectations related to human rights, indigenous rights, and environmental protections may also result in opposition to our current and future operations, the development of new projects and mines, and exploration activities. There is no assurance that we will be able to mitigate these risks, which could materially adversely affect our business, results of operations, financial condition and the Eldorado Gold share price.
Community relations are impacted by a number of factors, both within and outside of our control. Relations may be strained or social license lost by poor performance by the Company in areas such as health and safety, environmental impacts from the mine, increased traffic or noise, and other factors related to communications and interactions with various stakeholder groups. External factors such as press scrutiny or other distributed information about Eldorado specifically or extractive industries generally from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward the Company and its operations.
Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work on the Company's operations, and potentially pose a security threat to employees or equipment. Social license may also impact our permitting ability, Company reputation and our ability to build positive community relationships in exploration areas or around newly acquired properties. Such opposition may also take the form of legal or administrative proceedings or

45

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our local or global reputation and operations.
Erosion of social license or activities of third parties seeking to call into question social license may have the effect of slowing down the development of new projects and may increase the cost of constructing and operating these projects. Opposition by community and activist groups to our operations may require modification of, or preclude the operation or development of, our projects and mines or may require us to enter into agreements with such groups or local governments with respect to our projects and mines or exploration activities, in some cases, causing increased costs and significant delays to the advancement of our projects. Productivity may also be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship between Eldorado and the surrounding communities. We seek to mitigate these risks through our commitment to operating in a socially responsible manner; however, there is no guarantee that our efforts in this respect will mitigate these risks.
In addition, governments in many jurisdictions where we operate, including Québec, must consult with local stakeholders, including indigenous peoples, with respect to grants of mineral rights and the issuance or amendment of project authorizations. These requirements are subject to change from time to time. Eldorado supports consultation and engagement with local communities, and consultation and other rights of indigenous peoples which may require accommodations, including undertakings regarding financial compensation, employment, and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles or environmental permits in these jurisdictions, including in some parts of Canada in which indigenous title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen claims or grievances by indigenous peoples also could affect existing operations as well as development projects and future acquisitions. These legal requirements and the risk of opposition by indigenous peoples may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.
Liquidity and Financing Risk
Liquidity risk is the risk that the Company cannot meet its planned and foreseeable commitments, including operating and capital expenditure requirements. We may be exposed to liquidity risks if we cannot maintain our cash positions, cash flows or mineral asset base, or appropriate financing is not available on terms satisfactory to us. In addition, we may be unable to secure loans and other credit facilities and sources of financing required to advance and support our business plans, including our plans to finance the Skouries project in Greece. In the future, we may also be unable to maintain, renew or refinance our senior notes or revolving credit facility on terms we believe are favorable or at all.
The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit and seeking external sources of funding where appropriate. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans. We have historically minimized financing risks by diversifying our funding sources, which include credit facilities, issuance of notes, issuance of flow-through shares, at-the-market equity programs and cash flow from operations. In addition, we believe that Eldorado Gold has the ability to access the public debt and equity markets given our asset base and current credit ratings; however, such market access may become restricted, and, if we are unable to access capital when required, it may have a material adverse effect on us.
Any decrease in production, or change in timing of production or the prices we realize for our gold or other metals, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects. Failure to achieve estimates in production or costs could have an adverse impact on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Management believes that the working capital at December 31, 2021, together with future cash flows from operations and access to the undrawn revolving credit facility, if required, are sufficient to support the Company's existing and foreseeable commitments for the next twelve months. However, if planning and budgeting is materially

46

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 different to that forecasted, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes to planning or budgeting, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans. Unexpected economic and other crises have the potential to heighten liquidity risk, as Eldorado may be required to seek liquidity in a market beset by a sudden increase in the demand for liquidity and a simultaneous drop in supply.
Climate Change
We recognize that climate change is a global issue that has the potential to impact our operations, stakeholders and the communities in which we operate, which may result in physical risks and transition-related regulatory change risk. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. As a proactive measure, we are targeting a 30% reduction in greenhouse gas emissions from 2020 emissions on a 'business as usual basis' by 2030 for currently operating mines, but our ability to effectively meet our target is subject to matters outside of our control, including being partially reliant on the decarbonization of the electrical grid in Greece. Furthermore, stakeholders, including shareholders, may increase demands for emissions reductions and call upon us or mining companies in general to better manage their consumption of climate-relevant resources (hydrocarbons, water, etc.). Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation and/or stakeholder demands will not have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
With respect to physical risks of climate change, the effects may include changing weather patterns, rising sea levels and increased frequency and intensity of extreme weather events such as floods, droughts, hurricanes, heat waves, tornadoes and wildfires, which have the potential to disrupt our operations and the transport routes we use. While all of our operations are exposed to physical risks from climate change, the anticipated effects are highly location specific. We have strived to identify such material risks over a short- to medium-timeframe (until 2030) using our enterprise risk management framework for each of our material properties to attempt to mitigate such risks. In Greece, increases in storm intensity, changes in rainfall patterns and amounts, increases in temperature, and water stress and drought are expected to be potential hazards for the Kassandra mines (Olympias, Skouries and Stratoni) while pluvial flooding (flash flooding) is identified as an expected primary physical risk for Olympias and Stratoni presently. In Turkey, flooding, drought, wind events and wildfires are expected to be potential hazards. At Kişladağ, the risks are expected to be related to severe precipitation events or precipitation induced landslides, and their impact on water levels and site infrastructure. At Efemçukuru, flash flooding caused by severe precipitation events and wildfires are identified as expected risks. Lastly, at Lamaque, increased ice storms or black ice conditions which may impact exterior equipment and infrastructure, including electrical infrastructure, along with high wind events and warming winters, are identified as expected risks.
Such physical risks or events can temporarily slow or halt operations due to physical damage to assets, reduced worker productivity for safety protocols on site related to extreme temperatures or lightening events, worker aviation and bus transport to or from the site, and local or global supply route disruptions that may limit transport of essential materials, chemicals and supplies. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions could result in interruption to production and deliveries to buyers which may adversely affect our business, results of operations, financial condition and the Eldorado Gold share price. Our facilities depend on regular and steady supplies of consumables (water, diesel fuel, chemical reagents, etc.) to operate efficiently. Our operations also rely on the availability of energy from public power grids, which may be put under stress due to extremes in temperatures, or face service interruptions due to more extreme weather and climate events. Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption to the delivery of essential commodities or our product, or otherwise effect the availability of essential commodities, or affect the prices of these commodities, then our production efficiency may be reduced which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
With respect to transition-related regulatory changes, the effects may include the financial impact of carbon pricing regulations if and when Eldorado's operating sites are affected by such regulations, managing fuel and electricity costs and incentives for adopting low-carbon technologies, insurance premiums associated with weather events and emissions intensities, access to capital for advancing and funding low carbon mining operations and projects, accessing sustainability-linked capital and managing regulatory compliance and corporate reputation related to evolving governmental and societal expectations. Such effects may have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Inflation Risk
General inflationary pressures may affect our labour, commodity and other input costs, which could have a material adverse effect on our financial condition, results of operations and the capital expenditures required for the development and operation of Eldorado's projects. In particular, certain emerging markets in which we operate, or may in the future operate, have experienced fluctuating rates of inflation. For example, Turkey's annual consumer inflation rate year-on-year rose to 36% in December 2021 and to 49% in January 2022. There can be no assurance that any governmental action will be taken to control inflationary or deflationary cycles, that any governmental action taken will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Environmental
Although we monitor our sites for potential environmental hazards, there is no assurance that we have detected, or can detect all possible risks to the environment arising from our business and operations. We expend significant resources to comply with environmental laws, regulations and permitting requirements, and we expect to continue to do so in the future. The failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties, as well as a loss event in excess of insurance coverage and reputational damage. There is no assurance that:
•we have been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;
•our compliance will not be challenged; or
•the costs of compliance will be economic and will not materially or adversely affect our future cash flow, results of operations and financial condition.
We may be subject to proceedings (and our employees subject to criminal charges in certain jurisdictions) in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, we could suffer delays or impediments to or suspension of development and construction of our projects and operations and, even if we are ultimately successful, we may not be compensated for the losses resulting from any such proceedings or delays.
There may be existing environmental hazards, contamination or damage at our mines or projects that we are unaware of. We may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by our activities or by previous owners or operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.
Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of our properties and other penalties and liabilities related to associated losses, including, but not limited to:
•monetary penalties (including fines);

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
•restrictions on or suspension of our activities;
•loss of our rights, permits and property, including loss of our ability to operate in that country or generally;
•completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•premature reclamation of our operating sites; and
•seizure of funds or forfeiture of bonds.
The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We are not able to determine the speciﬁc impact that future changes in environmental, health and safety laws, regulations and industry standards may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety laws, regulations and industry standards. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent, as are laws relating to the use and production of regulated chemical substances and the consumption of water by industrial activities. Further changes in environmental, health and safety laws, regulations and industry standards, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures, or otherwise have a material adverse effect on Eldorado. Changes in environmental, health and safety laws, regulations and industry standards could also have a material adverse effect on product demand, product quality and methods of production, processing and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers' compensation and product liability claims, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
On May 27, 2021, the Ministry of Industry and Information Technology of the People's Republic of China issued YS/T 3004-2021 – Gold Industry Standard of People's Republic of China (the "Industry Standard") which was implemented on October 1st 2021. When imported in China, gold concentrates that comply with the Industry Standard are cleared under tariff number HS 2616 9000.01 and are exempt from import charges, whereas all other gold concentrates are declared under tariff number HS 2616 9000.09 and a VAT charge of 13% is imposed. Olympias gold concentrates do not fall within the scope of the Industry Standard due to the level of arsenic contained therein and therefore have been declared under tariff number HS 2616 9000.09 since October 1st 2021 upon importation from China as subject to a 13% VAT import charge. Although we are exploring other markets and addressing this change in our commercial agreements on a bilateral basis to minimize the effect, approximately 2/3 of Olympias sales are expected to be subject to the 13% VAT charge going forward and there can be no assurance that the effects of the Industry Standard will not have a material adverse effect on Eldorado’s business, results of operations and financial condition.
Production and Processing
Estimates of total future production and costs for our mining operations are based on our five-year mining plans. These estimates can change, or we might not achieve them, which could have a material adverse effect on any or all of our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics, including the presence of materials that may adversely affect the ability to process, export and sell our products) and estimated rates and costs of production. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed elsewhere as well as unfavorable operating conditions, including:
•actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
•industrial accidents, environmental incidents and natural phenomena;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
•changes in power supply and costs and potential power shortages;
•imposition of a moratorium on our operations;
•impact of the disposition of mineral assets;
•shortages and timing delays, of principal supplies and equipment needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•failure of unproven or evolving technologies or loss of information integrity or data;
•unexpected geological formations or conditions;
•metallurgical conditions and metal recovery, including unexpected decline of ore grade;
•unanticipated changes in inventory levels at heap-leach operations;
•geological, geochemical, ground and water conditions;
•fall-of-ground accidents in underground operations;
•seismic activity;
•renewal of required permits and licences;
•litigation;
•shipping interruptions or delays;
•management of the mining process, including revisions to mine plans;
•unplanned maintenance and reliability;
•unexpected work stoppages or labour costs, shortages or strikes;
•security incidents;
•general inflationary pressures;
•currency exchange rates; and
•changes in law, regulation or policy.
These factors may result in a less than optimal operation and lower throughput or lower recovery, as well as damage to mineral properties, property belonging to us or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past. Although we review and assess the risks related to extraction and seek to put appropriate mitigating measures in place, there is no assurance that we have foreseen and/or accounted for every possible factor that might impact production, which could have a material adverse effect on business, results of operations, financial condition and the Eldorado Gold share price.
A number of factors could affect our ability to process ore in the tonnages we have budgeted, the quantities of the metals or deleterious materials that we recover and our ability to efficiently handle material in the volumes budgeted, including, but not limited to:
•the presence of oversize material at the crushing stage;
•material showing breakage characteristics different to those planned;
•material with grades outside of planned grade range;
•sub-optimal ore mixture in terms of ancillary analytics, such as sulphur grade;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
•the presence of deleterious materials in different ratios than expected;
•material that is drier or wetter than expected, due to natural or environmental effects; and
•viscosity / density that is different than expected.
Our operations at Kisladag have historically involved the heap leaching process. The heap leaching process, while not as capital intensive as the more conventional milling process, involves uncertainties associated with the chemical and physical processes included in leaching, which can impact on recoveries. In mid-June 2017, indications that gold solution grade and consequently gold recovery from the leach pad at Kisladag had recently lagged internal expectations. Further testwork indicated that lower recoveries were expected to continue from the zone of mineralization located around the base of the open pit where mining was then underway, which continued to result in a reduction in the recoverable leach pad inventory. As a result, the Company explored construction of a mill, but later decided to resume mining and heap leaching. As a result, there remains a risk that the lower recoveries at Kisladag utilizing the heap leach process may reoccur, despite the completion of the HPGR circuit at Kisladag. While the HPGR is expected to increase heap leach life of mine recovery by an estimated 4% with the potential to further increase recovery with additional optimization of the HPGR circuit, there is no assurance that the HPGR will perform in accordance with our expectations.
The occurrence of any of the above could affect our ability to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result in lower throughput, lower recoveries, more downtime or some combination of all three. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which may have an adverse effect on our future cash flow, results of operations and financial condition.
Waste Disposal
The water collection, treatment and disposal operations at the Company's mines are subject to substantial regulation and involve significant environmental risks. The extraction process for gold and metals produces tailings. Tailings are the process waste generated once grinding and extraction of gold or other metals from the ore is completed in the milling process, which are stored in engineered facilities designed, constructed, operated and closed in conformance with local requirements and best practices. Other waste material may be filtered and dried for placement in a surface facility or mixed with cement and used underground as structural fill. A number of factors can affect our ability to successfully dispose of waste material in the form that is optimal for our operations, including, but not limited to:
•access to suitable locations due to permitting or other restrictions;
•requirements to encapsulate acid-generating material;
•milled material being ground too fine and requiring further treatment; and
•sufficient infrastructure required to place material underground in the right locations.
If issues with any of the above items occur, the normal discharge or placement process may be affected, requiring us to alter existing plans. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The Lamaque tailings facility has been inactive since 1985. In 2017 and 2018 reports identified potential concerns with the integrity of tailings berms at Lamaque. In 2021, Eldorado established an independent review board (ITRB) to provide technical guidance on design and operational practices. An independent review of all tailings facilities, operating and closed, associated with Eldorado's operations in Québec was completed in July 2021. The review provided positive feedback on the management of the tailings facilities and provided recommendations to support short-term operational improvements which will lead to a lower risk profile for the facilities along with guidance on the longer term plan which will focus initially on gaining increased geotechnical understanding.
Although the Company conducts extensive maintenance and monitoring, engaging external consultants and incurs significant costs to maintain the Company's operations, equipment and infrastructure, including tailings

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 management facilities (including, without limitation, those tailings facilities, operating and closed, associated with Eldorado's operations in Québec), unanticipated failures or damage as well as changes to laws and regulations may occur that could cause injuries, production loss, environmental pollution, a loss event in excess of insurance coverage, reputational damage or other materially adverse effects on the Company's operations and financial condition resulting in significant monetary losses, restrictions on operations and/or legal liability.
A major spill, failure or overflow of the tailings facilities (including through occurrences beyond the Company's control such as extreme weather, seismic event, or other incident) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings dam structures or improper management of site water may contribute to dam failure or tailings release and could also result in damage or injury. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations, financial condition and the Eldorado Gold share price. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings dam. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by a major spill, failure or overflow of the tailings facilities (including through occurrences beyond the Company's control such as extreme weather, a seismic event, or other incident), the Company's losses or the consequences of regulatory action might exceed insurance coverage. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents could also have a negative impact on the reputation and image of the Company.
Global Economic Environment
Market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.
Economic and geopolitical events may create uncertainty in global financial and equity markets. The global debt situation may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads.
Such disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things. For example, while Eldorado is continuing to evaluate various financing options for the Skouries project, such options may not be available when Eldorado desires, or may not be available on reasonable terms. If we do not raise capital when we need it, or are unable to access capital on reasonable terms, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. These and other related factors can lead to lower longer term asset values, which can result in impairment losses.
If such negative economic conditions persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which we operate. High levels of volatility and market turmoil could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Limited Number of Smelters and Off-Takers
We rely on a limited number of smelters and off-takers to produce and distribute the product of our operations, a substantial number of which are in China. The amount of gold concentrate that we can produce and sell is subject to the accessibility, availability, proximity, and capacity of the smelters and off-takers to produce and distribute the product of our operations. A lack of smelter capacity to process Eldorado's gold concentrate, in China and elsewhere, whether as a result of environmental, health and safety laws, regulations and industry standards or otherwise, could limit the ability for Eldorado to deliver its products to market. In addition, the Industry Standard

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 could result in Eldorado's inability to realize the full economic potential of certain of its products or in a reduction of the price offered for certain of Eldorado's gold concentrates. In addition, our ability to transport concentrate to smelters may be affected by geo-political considerations, including Russia-Ukraine tensions. Unexpected shut downs, concentrate transportation challenges or unavailability of smelter capacity, because of actions taken by regulators or otherwise, could have a material adverse effect on Eldorado's business, results of operations, financial condition and the Eldorado Gold share price.
Indebtedness
As at December 31, 2021, we have approximately $490 million in total debt. However, if we are unable to retire debt as expected, maintenance of substantial levels of debt could adversely affect our business, results of operations, financial condition, the Eldorado Gold share price and our ability to take advantage of corporate opportunities.
Long term indebtedness could have important consequences, including:
•limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;
•requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;
•increasing our vulnerability to general adverse economic and industry conditions;
•limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
•placing us at a disadvantage compared to other, less leveraged competitors;
•increasing our cost of borrowing; and
•putting us at risk of default if we do not service or repay this debt in accordance with applicable covenants.
While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, and while the senior notes and Fourth ARCA offer relatively greater financial flexibility as compared against the senior secured notes and TARCA, the level of our indebtedness under our senior notes and Fourth ARCA from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.
a.Current and Future Operating Restrictions
Our senior notes and Fourth ARCA contain certain restrictive covenants that impose significant operating and financial restrictions on us. In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:
•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our capital stock;
•prepay, redeem or repurchase certain debt;
•make loans and investments, including investments into certain affiliates;
•sell, transfer or otherwise dispose of assets;
•incur certain lease obligations;
•incur or permit to exist certain liens;
•enter into transactions with affiliates;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
•undertake certain acquisitions;
•complete certain corporate changes;
•enter into certain hedging arrangements;
•enter into agreements restricting our subsidiaries' ability to pay dividends; and
•consolidate, amalgamate, merge or sell all or substantially all of our assets.
In addition, the restrictive covenants in our Fourth ARCA contain certain restrictions on us and require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make acquisitions, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in our business or the economy in general, or otherwise take advantage of business opportunities that may arise, any of which could place us at a competitive disadvantage relative to our competitors that may have less debt and are not subject to such restrictions. Failure to meet these conditions and tests could constitute events of default thereunder.
b.Change of Control
Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding senior notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. Additionally, under the Fourth ARCA, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.
The source of funds for any purchase of the senior notes and repayment of borrowings under the Fourth ARCA would be our available cash or cash generated from our subsidiaries' operations or other sources, including borrowings, sales of assets or sales of equity, as applicable. We may not be able to repurchase the senior notes or repay the Fourth ARCA upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the senior notes may be limited by law. In order to avoid the obligations to repurchase the senior notes and events of default and potential breaches of the Fourth ARCA, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.
c.Debt Service Obligations
Our ability to make scheduled payments on, refinance or commence repayment of our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, including those identified elsewhere in this MD&A. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness.
We may be unable to commence repayment, as planned. We may also not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. The senior notes and Fourth ARCA will restrict our ability to dispose of certain assets and use the proceeds from those dispositions other than to repay such obligations and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.
In addition, Eldorado Gold conducts substantially all of its operations through its subsidiaries. Accordingly, repayment of Eldorado Gold's indebtedness will be dependent in large measure on the generation of cash flow by

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 its subsidiaries and their ability to make such cash available to Eldorado Gold, by dividend, intercompany debt repayment or otherwise. Unless they are or become guarantors of Eldorado Gold's indebtedness, Eldorado Gold's subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. Eldorado Gold's subsidiaries may not be able to, or may not be permitted to, make distributions to enable Eldorado Gold to make payments in respect of its indebtedness. In addition, certain subsidiaries of Eldorado Gold may not be able to, or may not be permitted to, make certain investments into certain other subsidiaries of Eldorado Gold beyond a certain threshold amount. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit Eldorado Gold's ability to obtain cash from its subsidiaries. While the senior notes and Fourth ARCA limit the ability of Eldorado Gold's subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to Eldorado Gold, these limitations are subject to qualifications and exceptions. Furthermore, as Eldorado's funds are used to develop projects in foreign jurisdictions through foreign subsidiaries, there may be restrictions on foreign subsidiaries' ability to pay dividends or make other intercompany payments to Eldorado Gold. In the event that Eldorado Gold does not receive distributions from its subsidiaries, Eldorado Gold may be unable to make required principal and interest payments on its indebtedness, including the senior notes and Fourth ARCA.
Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position, results of operations and our ability to satisfy our obligations and our debt instruments.
d.Default on Obligations
A breach of the covenants under the senior notes, Fourth ARCA or our other debt instruments could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the repayment of the related debt and may result in the acceleration of repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Fourth ARCA would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if we are unable to repay any amounts due and payable under the Fourth ARCA, those lenders could proceed against the collateral granted to them to secure such indebtedness. If our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.
If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in our debt instruments, which could cause cross-acceleration or cross-default under other debt agreements, we could be in default under the terms of the agreements governing such other indebtedness. If such a default occurs:
•the holders of the indebtedness may be able to cause all of our available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or
•we could be forced into bankruptcy, liquidation or restructuring proceedings.
If our operating performance declines, we may in the future need to amend or modify the agreements governing our indebtedness or seek concessions from the holders of such indebtedness. There is no assurance that such concessions would be forthcoming.
e.Credit Ratings
Our outstanding senior notes currently have a non-investment grade credit rating and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that agency's judgment, future circumstances relating to the basis of the credit rating, such as adverse changes to our business or affairs, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the senior notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the senior notes. Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional financing.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Government Regulation
The mineral exploration, development, mining, and processing activities of Eldorado in the countries where we operate are subject to various laws governing a wide range of matters, including, but not limited to, the following:
•the environment, including land and water use;
•the right to conduct our business, including limitations on our rights in jurisdictions where we are considered a foreign entity and restrictions on inbound investment;
•prospecting and exploration rights and methods;
•development activities;
•construction;
•mineral production;
•reclamation;
•royalties, taxes, fees and imposts;
•importation of goods;
•currency exchange restrictions;
•sales of our products;
•repatriation of profits and return of capital;
•immigration (including entry visas and employment of our personnel);
•labour standards and occupational health;
•mine safety;
•use of toxic substances;
•mineral title, mineral tenure and competing land claims; and
•impacts on and participation rights of local communities and entities.
Although we believe our mineral exploration, development, mining, and processing activities are currently carried out in accordance with all applicable laws, rules regulations and policies, there is no assurance that new or amended laws, rules or regulations will not be enacted, new policy applied or that existing laws, rules, regulations or discretion will not be applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, including changes to the fiscal regime, in any of the countries in which we operate, including, without limitation:
•laws regarding government ownership of or participation in projects;
•laws regarding permitted foreign investments;
•royalties, taxes, fees and imposts;
•regulation of, or restrictions on, importation of goods and movement of personnel;
•regulation of, or restrictions on, currency transactions; and
•regulation of, or restrictions on, sales of our products, or other laws generally applicable in such country, or changes to the ways in which any of these laws are applied, any of which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
We are subject to corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign private issuer listed on the NYSE and registered with the SEC in the United States.
Although we substantially comply with NYSE's corporate governance guidelines, we are exempt from certain NYSE requirements because we are subject to Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators.
We document and test our internal control procedures over financial reporting to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (SOX). SOX requires management to conduct an annual assessment of our internal controls over financial reporting and our external auditors to conduct an independent assessment of the effectiveness of our controls as at the end of each fiscal year.
Our internal controls over financial reporting may not be adequate, or we may not be able to maintain such controls as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.
If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of Eldorado Gold.
If from time to time we do not implement new or improved controls, when required, or experience difficulties in implementing them, it could harm our financial results or we may not be able to meet our reporting obligations. There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.
If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures over financial reporting may also be limited by simple errors or faulty judgments. Continually enhancing our internal controls over financial reporting is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, we cannot be certain that we will be successful in complying with section 404 of SOX.
We are subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, CSA, the NYSE, the TSX and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain. An example of such regulatory development is the SEC's "Modernization of Property Disclosures for Mining Registrants" (the "New Rule").
The SEC has adopted the New Rule to replace the existing SEC Industry Guide 7. The New Rule has become effective for SEC registrants for fiscal years beginning on or after January 1, 2021. While Eldorado is currently exempt from the New Rule as it files its annual report in accordance with the multijurisdictional disclosure system between Canada and the United States ("MJDS"), if Eldorado loses its ability to file in accordance with MJDS or if Eldorado files certain registration statements with the SEC, Eldorado would be required to comply with the New Rule. While the New Rule has similarities with NI 43-101, Eldorado may be required to update or revise all of its existing technical reports, which may result in revisions (either upward or downward) to Eldorado's mineral reserves and mineral resources, in order to comply with the New Rule. In addition, the New Rule is subject to unknown interpretations, which could require Eldorado to incur substantial costs associated with compliance.
Eldorado's efforts to comply with the Canadian and United States rules and regulations and other new rules and regulations regarding public disclosure have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
If Eldorado fails to comply with such regulations, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Commodity Price Risk
The profitability of the Company's operations depend, in large part, upon gold and other commodity prices. Gold and other commodity prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand; political and economic events (global and regional); gold and financial market volatility and other market factors, the popularity of cryptocurrencies as an alternative investment to gold, and central bank purchases and sales of gold and gold lending.
The global supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
If metal prices decline significantly, or decline for an extended period, Eldorado might not be able to continue operations, develop properties, or fulfill obligations under its permits and licences, or under the agreements with partners and could increase the likelihood and amount that we may be required to record as an impairment charge on our assets. This could result in losing the ability to operate some or all of the Company's properties economically, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel, electricity and chemical reagents. Electricity is regionally priced in Turkey and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected not to hedge its exposure to commodity price risk but may use, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals. However there is no assurance that Eldorado will be able to obtain hedging on reasonable terms or that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no hedges in place.
Mineral Tenure
In the countries in which we operate, the mineral rights, or certain portions of them, are owned by the relevant governments. In such countries, we must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow us to hold rights over mineral rights and rights (including ownership) over parcels of land and conduct our operations thereon. The availability of such rights and the scope of operations we may undertake are subject to the discretion of the applicable governments and may be subject to conditions. New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage thereof, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.
In many instances, we can initially only obtain rights to conduct exploration activities on certain prescribed areas, but obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or licences, the granting of which are often at the discretion of the governments. In many instances, our rights are restricted to fixed periods of time with limited, and often discretionary, renewal rights. Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on our business, including our existing developments and mines, and our results of operations, financial condition and the Eldorado Gold share price.
The cost of holding these rights often escalates over time or as the scope of our operating rights expands. There is no assurance that the mineral rights regimes under which we hold properties or which govern our operations thereon will not be changed, amended, or applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, that the ongoing costs of obtaining or maintaining our rights will remain economic and not result in uncompensated delays or that compliance with conditions imposed from time to time will be practicable. Any inability to obtain and retain rights to use lands for our ongoing operations at all or on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
It is possible that our present or future tenure may be subject to challenges, prior unregistered agreements or transfers, and competing uses. In addition, certain lands in Canada are subject to indigenous rights, treaty rights and/or asserted rights in and to traditional territories. Our rights may also be affected by undetected defects in title. There is no assurance that any of our holdings will not be challenged. We may also be subject to expropriation proceedings for a variety of reasons. When any such challenge or proceeding is in process, we may suffer material delays in our business and operations or suspensions of our operations, and we may not be compensated for resulting losses. Any defects, challenges, agreements, transfers or competing uses which prevail over our rights, and any expropriation of our holdings, could have a material adverse effect on our business, including our total loss of such rights, and our results of operations, financial condition and share price.
Certain of our mining properties are subject to royalty and other payment obligations. If we fail to meet any such obligations, we may lose our rights.
There is no assurance that we will be able to hold or operate on our properties as currently held or operated or at all, or that we will be able to enforce our rights with respect to our holdings, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Permits
Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licences obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. These include permits and licences, which authorize us to, among other things:
•conduct business in such countries;
•import or export goods and materials;
•employ foreign personnel in-country;
•enter and exit the country;
•employ local, regional and national residents and contractors;
•import or otherwise obtain, store and use regulated materials, such as explosives and cyanide;
•construct or obtain rights of way for fences, buildings, equipment, underground workings, tailings dams, water courses and power lines;
•cut down trees;
•operate equipment;
•conduct development, mining, processing and reclamation activities; and
•sell mineral products.
The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licences is, as a practical matter, subject to the discretion of the applicable governments or government officials. There may be delays in the review process. If the Company experiences such delays, the Company may be required to pay standby costs for the period during which activities are suspended, including payment of a portion of the salaries to those employees who have been suspended pending resolution of the permitting process. In addition, certain of Eldorado's mining properties are subject to royalty and other payment obligations. Failure to meet Eldorado's payment obligations under these agreements could result in the loss of its rights.
In the context of environmental protection permitting, including the approval of reclamation plans, we are required to comply with existing laws and regulations and other standards that may entail greater or lower costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
We have in the past experienced significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, including in respect of Skouries. As a result, Skouries was placed on care and maintenance and these delays have and continue to impact the Company's business and financial condition.
We submitted a modification to the Kassandra Mines EIA in Q4 2021 that will cover the expansion of the Olympias processing facility and the Stratoni port modernization. While approval of this modification is expected in 2022, there is no assurance that we will be able to obtain approval in a timely manner or at all. In September 2021, local associations and residents around the Kassandra Mines filed an appeal for the annulment of the EIA Amendment Decision issued on April 29, 2021 which had approved the move to dry stack tailings at Skouries. The appeal claims that the simplified procedure adopted to approve the EIA Amendment was inappropriate given the increased environmental footprint of the project, due to increases in the planned production rates (and therefore increased tailings volume). The claimants argue that these are substantial modifications to the 2011 EIA and that therefore a consultation process should have been followed. While the issuance of approval for the new EIA prior to a hearing in this trial would render any procedural fault moot, the failure to obtain such approval in a timely manner could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
In addition, some of our current mineral tenures, licences and permits, including environmental and operating permits for Olympias, are due to expire prior to our planned life of mines, and will require renewals on terms acceptable to Eldorado. There is no assurance that we will be able to obtain or renew these tenures and permits in order to conduct our business and operations, in a timely manner or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew such tenure and permits, or the imposition of extensive conditions, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Environmental, Sustainability and Governance Practices and Performance
There is increased scrutiny from stakeholders related to our ESG practices, performance and disclosures, including prioritization of sustainable and responsible production practices, decarbonization and management of climate risk, tailings stewardship and social license to operate among others in the jurisdictions where we operate. As highlighted in our annual sustainability report, we have adopted an approach to responsible mining, articulated in our sustainability framework and delivered upon through the implementation of our sustainability management system.
It is possible that our stakeholders might not be satisfied with our ESG practices, performance and/or disclosures, or the speed of their adoption, implementation and measurable success. If we do not meet our evolving stakeholders' expectations, our reputation, our access to and cost of capital, and our stock price could be negatively impacted.
In addition, our customers and end users may require that we implement certain additional ESG procedures or standards before they will start or continue to do business with us, which could lead to preferential buying based on our ESG practices compared to our competitors' ESG practices.
Investor advocacy groups, certain institutional investors, investment funds, creditors and other influential investors are increasingly focused on our ESG practices and in recent years have placed increasing importance on the implications of their investments. Organizations that provide information to investors on ESG performance and related matters have developed quantitative and qualitative data collection processes and ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ratings or assessment of our ESG practices may lead to negative investor sentiment toward us, which could have a negative impact on our stock price and our access to and cost of capital. Additionally, if we do not adapt to or comply with investor or stakeholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected.
Eldorado takes seriously our obligation to respect and promote human rights, is a signatory to the United Nations Global Compact, and has adopted a Human Rights Policy informed by The International Bill of Human Rights, The Ten Principles of the UN Global Compact, The International Labour Organization's Declaration on Fundamental Principles and Rights at Work, The Voluntary Principles on Security and Human Rights and The Guiding Principles

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 on Business and Human Rights. Although the Company has implemented a number of significant measures and safeguards, including our Human Rights Policy, which are intended to ensure that personnel understand and uphold human rights standards, the implementation of these measures will not guarantee that personnel, national police or other public security forces will uphold human rights standards in every instance.
The failure to conduct operations in accordance Company standards, including those described in our annual sustainability report and Human Rights Policy, can result in harm to employees, community members or trespassers, increase community tensions, reputational harm to us or result in criminal and/or civil liability and/or financial damages or penalties.
Financial Reporting
a.Carrying Value of Assets
The carrying value of our assets is compared to our estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. Our fair value estimates are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.
If our valuation assumptions prove to be incorrect, or we experience a decline in the fair value of our reporting units, then this could result in an impairment charge, which could have an adverse effect on our business and the value of our securities.
b.Change in Reporting Standards
Changes in accounting or financial reporting standards may have an adverse impact on our financial condition and results of operations in the future.
Labour
a.Employee/Union Relations
We depend on our workforce to explore for mineral reserves and resources, develop our projects and operate our mines. We have programs to recruit and train the necessary workforce for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of defections and strikes, lockouts and other stoppages at our work sites. In addition, our relations with our employees may be affected by changes in labour and employment legislation that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or a prolonged labour disruption or shortages at any of our mines or projects could have a material adverse effect on our results of operations, financial condition and the Eldorado Gold share price.
A significant portion of our employees are represented by labour unions in a number of countries under various collective bargaining agreements with varying durations and expiration dates.
Labour agreements are negotiated on a periodic basis, and may not be renewed on reasonably satisfactory terms to us or at all. If we do not successfully negotiate new collective bargaining agreements with our union workers, we may incur prolonged strikes and other work stoppages at our mining operations, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. Additionally, if we enter into a new labour agreement with any union that significantly increases our labour costs relative to our competitors, our ability to compete may be materially and adversely affected.
We could experience labour disruptions such as work stoppages, work slowdowns, union organizing campaigns, strikes, or lockouts that could adversely affect our operations. For example, we are undertaking a significant transformation process in Greece to improve the performance of the Kassandra Mines, in respect of which we anticipate work stoppages of a significant duration are possible as we move forward to achieve the necessary outcomes of this work. Any work interruptions involving Eldorado's employees (including as a result of a strike or lockout) or operations, or any jointly owned facilities operated by another entity present a significant risk to Eldorado and could have a material adverse effect on Eldorado's business, financial condition, and results of operations.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
b.Employee Misconduct
We are reliant on the good character of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and the Company could be exposed to unknown and unmanaged risks or losses. The existence of our Code of Ethics and Business Conduct, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behaviour nor can we guarantee compliance with legal and regulatory requirements. Misconduct by employees could include:
•employees binding us to transactions that exceed authorized limits or present unacceptable risks to the Company;
•employee theft or improper use of our property;
•employee fraud or employees conspiring with third parties to defraud us;
•employees hiding unauthorized or unsuccessful activities from us; and
•the improper use of confidential information.
These types of misconduct could result in unknown and unmanaged damage or losses, including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If material employee misconduct does occur, our business, results of operations, financial condition and the Eldorado Gold share price could be adversely affected.
c.Key Personnel
We depend on a number of key personnel, including Eldorado Gold's President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Executive Vice President and Chief Financial Officer, Executive Vice President and Chief Strategy Officer, Executive Vice President and General Counsel and Executive Vice President, People and External Affairs. We do not have key man life insurance. Employment contracts are in place with each of these executives, however, losing any of them could have an adverse effect on our operations.
We need to continue implementing and enhancing our management systems and recruiting and training new employees to manage our business effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance this will be the case.
d.Skilled Workforce
We depend on a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop our projects and operate our mines. We have programs and initiatives in place to attract and retain a skilled workforce. However, we are potentially faced with a shortage of skilled professionals due to competition in the industry and as experienced employees continue to exit the workforce. As such, we need to continue to enhance training and development programs for current employees and partner with local universities and technical schools to train and develop a skilled workforce for the future, such efforts are costly and there is no assurance that they will result in Eldorado having the workforce it needs, including in terms of location, skill set and timing.
e.Expatriates
We depend on expatriates to work at our mines and projects to fill gaps in expertise and provide needed management skills in the countries where we operate. Additionally, we depend on expatriates to transfer knowledge and best practices and to train and develop in-country personnel and transition successors into their roles. Such training requires access to our sites and such access may be prohibited by government. We operate in challenging locations and must continue to maintain competitive compensation and benefits programs to attract and retain expatriate personnel. We must also develop in-country personnel to run our mines in the future. A lack of appropriately skilled and experienced personnel in key management positions would have an adverse effect on our operations.
f.Contractors

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
We may engage a number of different contractors during the development and construction phase of a project, including pursuant to a lump sum contract for specified services or through a range of engineering, procurement, construction and management contract options, depending on the type and complexity of work that is being undertaken, and the level of engineering that has been completed when the contract is awarded. Depending on the type of contract and the point at which it is awarded, there is potential for variations to occur within the contract scope, which could take the form of extras that were not considered as part of the original scope or change orders. These changes may result in increased capital costs. Similarly, we may be subject to disputes with contractors on contract interpretation, which could result in increased capital costs under the contract or delay in completion of the project if a contract dispute interferes with the contractor's efforts on the ground. There is also a risk that our contractors and subcontractors could experience labour disputes or become insolvent, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Non-Governmental Organizations
Certain NGOs that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities and the related environmental impact, and such NGOs may oppose our current and future operations or further development or new development of projects or operations on such grounds. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to our operations, could have an adverse effect on our reputation, impact our relationships with the communities in which we operate and ultimately have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGOs may lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to our business activities which, if made, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel our rights, permits and licences. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on our business and operations. NGOs may also file complaints with regulators in respect of our, and our directors' and insiders' regulatory filings in respect of Eldorado Gold. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in Eldorado Gold or such directors or insiders. This may adversely affect our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations and our business, results of operations, financial condition and the Eldorado Gold share price.
Corruption, Bribery and Sanctions
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. Like most companies, we are required to comply with anti-corruption and anti-bribery laws, including the Criminal Code (Canada) and the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act, as well as similar laws that apply to our business including in the countries in which we conduct our business or our securities trade (collectively, "anti-bribery laws"). The Company has implemented and promulgated an Anti-Bribery & Corruption Policy, which with our Code of Ethics and Business Conduct, all directors, officers and employees are required to comply.
In recent years, there has been a general increase in both the severity of penalties and frequency of prosecution and enforcement under such laws, resulting in greater punishment and scrutiny to companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its directors, officers or employees, but also through the actions of any third party agents or representatives. Although we have adopted policies and use a risk-based approach to mitigate such risks, such measures may not always be effective in ensuring that we, our directors, officers, employees or third party agents or representatives will strictly be in compliance with such anti-bribery laws. If we find ourselves subject to an enforcement action or are found to be in violation of such anti-bribery laws, this may result in significant criminal penalties, fines and/or sanctions being imposed on us and significant negative media coverage resulting in a material adverse effect on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.

63

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
The operation of our business may also be impacted by anti-terrorism, economic or financial sanction laws including the Criminal Code (Canada), the United Nations Act (Canada), the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada) and the Freezing Assets of Corrupt Foreign Officials Act (Canada), as well as similar laws in countries in which we conduct our business or our securities trade (collectively, "sanctions laws"). Such sanctions laws and any regulations, orders or policies issued thereunder may impose restrictions and prohibitions on trade, financial transactions, investments and other economic activities with sanctioned or designated foreign individuals or companies from a target country, industries, markets, countries or regions within countries. These restrictions and prohibitions may also apply to dealings with non-state actors such as terrorist organizations and may change from time to time. These restrictions and prohibitions may also apply to affiliates of sanctioned or designated persons and those acting on their behalf as agents or representatives. It is not always easy to locate and remain current on the current list of sanctions imposed and governments do not necessarily provide sufficient guidance for businesses wanting to comply with applicable laws. Although we do not believe that we are in contravention of such sanctions laws, there is no assurance that we are or will be in full compliance at all times and that there will not be a material adverse effect on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
Information and Operating Technology Systems
Our operations depend, in part, upon information and operating technology systems. Our information and operating technology systems, including machines and equipment, are subject to disruption, damage, disabling, misuse, malfunction or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft, malware, cyber threats, extortion, employee error, malfeasance and defects in design. We may also be a target of cyber surveillance or a cyber-attack from cyber criminals, industrial competitors or government actors. Any of these and other events could result in information and operating technology systems failures, operational delays, production downtimes, operating accidents, loss of revenues due to a disruption of activities, incurring of remediation costs, including ransom payments, destruction or corruption of data, release of confidential information in contravention of applicable laws, litigation, fines and liability for failure to comply with privacy and information security laws, unauthorized access to proprietary or sensitive information, security breaches or other manipulation or improper use of our data, systems and networks, regulatory investigations and heightened regulatory scrutiny, any of which could have material adverse effects on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there is no assurance that we will not incur such losses in future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Risks related to cyber security are monitored on an ongoing basis by Eldorado Gold's senior management and Board of Directors.
We could also be adversely affected by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into our operations. Various measures have been implemented to manage our risks related to system implementation and modification, but system modification failures could have a material adverse effect on our business, financial position, results of operations and the Eldorado Gold share price and could, if not successfully implemented, adversely impact the effectiveness of our internal controls over financial reporting.
Any damage, disabling, misuse, malfunction or failure that causes an interruption in operations could have an adverse effect on the production from and development of our properties. While we have systems, policies, hardware, practices and procedures designed to prevent or limit the effect of disabling, misuse, malfunction or failure of our operating facilities, infrastructure, machines and equipment, there can be no assurance that these measures will be sufficient and that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed in a timely manner.
Litigation and Contracts
We are periodically subject to legal claims that are with and without merit.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
We are regularly involved in routine litigation matters. We believe that it is unlikely that the final outcome of these routine proceedings will have a material adverse effect on us; however, defense and settlement costs can be substantial, even for claims that are without merit.
Due to the inherent uncertainty of the litigation process, including arbitration proceedings, and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and/or adverse effect on us. In the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration panels or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
In our business, we make contracts with a wide range of counterparties. There can be no assurance that these contracts will be honoured and performed in accordance with their terms by our counterparties or that we will be able to enforce the contractual obligations.
We do not believe, based on currently available information, that the outcome of any individual legal proceeding will have a material adverse effect on our financial condition, although individual or cumulative outcomes could be material to our operating results for a particular period, depending on the nature and magnitude of the outcome and the operating results for the period.
Estimation of Mineral Reserves and Mineral Resources
a.Estimates Only
Mineral Reserve and Mineral Resource estimates are only estimates and we may not produce gold in the quantities estimated.
Proven and Probable Mineral Reserve estimates may need to be revised based on various factors including:
•actual production experience;
•our ability to continue to own and operate our mines and property;
•fluctuations in the market price of gold;
•results of drilling or metallurgical testing;
•production costs; and
•recovery rates.
The cut-off grades for the Mineral Reserves and Mineral Resources are based on our assumptions about plant recovery, gold price, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated mineral reserve and resources based on actual production or the results of exploration. Fluctuations in the market price of gold, production costs or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. If there is a material decrease in our mineral reserve estimates, or our ability to extract the mineral reserves, it could have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There are uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable or subject to change. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Additional knowledge gained or failure to identify and account for such occurrences in our assessment of Mineral Reserves and Resources may make mining more expensive and cost prohibitive, which will have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There is no assurance that the estimates are accurate, that Mineral Reserve and Resource figures are accurate, or that the Mineral Reserves or Resources can be mined or processed profitably. Mineral Resources that are not

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 classified as Mineral Reserves do not have demonstrated economic viability. You should not assume that all or any part of the Measured Mineral Resources, Indicated Mineral Resources, or an Inferred Mineral Resource will ever be upgraded to a higher category or that any or all of an Inferred Mineral Resource exists or is economically or legally feasible to mine.
Because mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold and their life-of-mine is reduced.
Our ability to maintain or increase annual production of gold and other metals will depend significantly on:
•the geological and technical expertise of our management and exploration teams;
•the quality of land available for exploration;
•our mining operations;
•our ability to conduct successful exploration efforts; and
•our ability to develop new projects and make acquisitions.
As we explore and develop a property, we are constantly determining the level of drilling and analytical work required to maintain or upgrade our confidence in the geological model. Depending on continuity, the amount of drilling will vary from deposit to deposit. The degree of analytical work is determined by the variability in the ore, the type of metallurgical process used and the potential for deleterious elements in the ore. We do not drill exhaustively at all deposits or analyze every sample for every known element as the cost would be prohibitive. Therefore, unknown geological formations are possible, which could limit our ability to access the ore or cut off the ore where we are expecting continuity. It is also possible that we have not correctly identified all metals and deleterious elements in the ore in order to design metallurgical processes correctly.
There may be associated metals or minerals that make the extraction process more difficult. This would include graphite-bearing minerals if we are trying to extract using cyanide and carbon to recover the gold. There may be minerals that behave like the precious metals that we are trying to recover that make the downstream metallurgical process more difficult. For instance, arsenic is often associated with gold, but requires a special process to be used in the smelter, which increases the treatment cost, or requires blending of the high arsenic material with other lower arsenic materials to complete the smelting process. Any of these instances may result in us having problems in developing a process that will allow us to extract the ore economically. Alternatively, the ore may not be as valuable as we anticipate due to the lower recoveries received or the penalties associated with extraction of deleterious materials that are sold as part of the saleable product.
There is no assurance that our exploration programs will expand our current mineral reserves or replace them with new mineral reserves. Failure to replace or expand our mineral reserves, as well as maintain or increase our annual production of gold and other metals, could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
b.Different Standards
The standards used to prepare and report mineral reserves and mineral resources in this MD&A differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by Eldorado in accordance with NI 43-101 may not qualify as such under SEC standards, including the New Rule. Accordingly, information contained in this MD&A containing descriptions of the Eldorado mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder. See the section - Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors.
Credit Risk
We may be exposed to credit risks if the counterparty to any financial instrument to which Eldorado is a party will not meet its obligations and will cause us to incur a financial loss. The Company limits counterparty risk by entering

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short term investments are held with high credit quality financial institutions as determined by rating agencies. For cash and cash equivalents, restricted cash, term deposits and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.
Payment for metal sales is normally in advance or within fifteen days of shipment depending on the buyer. While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2021, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on its commitments, which may have an adverse impact on the Company's financial performance. If there are defaults, Eldorado would be required to find alternate buyers. However, there may be delays associated with establishing new sales contracts or timing on revenue recognition of final sales.
The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. As at December 31, 2021, the Company holds a significant amount of cash and cash equivalents with various financial institutions in North America and the Netherlands. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. In 2019, and again in September 2020, Turkey’s sovereign credit ratings were downgraded, followed by the downgrade of the credit ratings of numerous Turkish banking institutions, including one at which the Company holds cash. In February 2022 there was an additional downgrade of Turkey's sovereign credit rating, reflecting risks associated with high inflation and a depreciating currency. As at December 31, 2021, the Company holds approximately 1% of its cash in financial institutions in Turkey. However, amounts of cash held in financial institutions in Turkey may increase in line with operational or other requirements. The credit risk associated with financial institutions in other jurisdictions continues to be considered low. There can be no assurance that certain financial institutions in foreign countries in which the Company operates will not default on their commitments.
Share Price Volatility, Volume Fluctuations and Dilution
The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily related to their operating performance, underlying asset values or prospects. There is no assurance that the price of our securities will not be affected.
Future acquisitions could be made through the issuance of equity securities of Eldorado Gold. Additional funds may be needed for our exploration and development programs and potential acquisitions, which could be raised through equity issues. Issuing more equity securities can substantially dilute the interests of Eldorado Gold shareholders. Issuing substantial amounts of Eldorado Gold securities, or making them available for sale, could have an adverse effect on the prevailing market prices for Eldorado Gold's securities. A decline of the Eldorado Gold share price could hamper the ability of Eldorado Gold to raise additional capital through the sale of its securities.
Actions of Activist Shareholders
In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management's attention and resources, which could significantly harm our profitability and reputation. There is no assurance that Eldorado Gold will not be subject to class action lawsuits.
Publicly-traded companies have also increasingly become subject to campaigns by investors seeking to advocate certain governance changes or corporate actions such as financial restructuring, special dividends, share repurchases or even sales of assets or the entire company. We could be subject to such shareholder activity or demands. Given the challenges we have encountered in our businesses in the last years, recent changes to our governance and strategic focus may not satisfy such shareholders who may attempt to promote or effect further changes or acquire control over us. Responding to proxy contests, media campaigns and other actions by activist shareholders, if required, will be costly and time-consuming, will disrupt our operations and would divert the attention of the Board and senior management from the pursuit of our business strategies, which could adversely affect our results of operations, financial condition and/or prospects. If individuals are elected to the Board with a specific agenda to increase short-term shareholder value, it may adversely affect or undermine our ability to effectively implement our plans. Perceived uncertainties as to our future direction resulting from shareholder

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 activism could also result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners, to our detriment.
Reliance on Infrastructure, Commodities and Consumables
a.Infrastructure
Our business and operations depend on our ability to access and maintain adequate and reliable infrastructure, including roads and bridges, power sources and water systems. We may have to build the required infrastructure if it is not readily available to us for a given project, and there is no assurance that we will be able to do so in a timely manner or at all. Inadequate, inconsistent, or costly infrastructure could compromise many aspects of a project's feasibility, viability and profitability, including, but not limited to:
•construction schedule;
•capital and operating costs;
•labour availability;
•mobilization of equipment, machinery and inventory; and
•throughput rates and production volumes.
There is no assurance that we can access and maintain the infrastructure we need, or, where necessary, obtain rights of way, raw materials and government authorizations and permits to construct, or upgrade the same, at a reasonable cost, in a timely manner, or at all.
Our access to infrastructure and the commodities discussed below may be interrupted by natural causes, such as drought, floods, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses. For example, the Stratoni mine experienced a fall of ground on June 27, 2021. There were no injuries, however, an investigation revealed several other locations with similar ground support conditions. In line with strict safety protocols, operations at Stratoni were suspended during July and August of 2021 to remediate ground support conditions. Mining resumed at Stratoni in September 2021 but was suspended again at the end of 2021 as the mine transitions to care and maintenance. While we will evaluate resuming operations subject to exploration success and positive results of further technical and economic review, there is no assurance that such incidents may not occur again at the Stratoni mine or at other of Eldorado's mines. Our inability to obtain or build and to maintain adequate and continuous access to infrastructure and substantial amounts of commodities, power and water, at a reasonable cost, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
b.Power and Water
Our mining operations use substantial volumes of water and power in the extraction and processing processes. Our ability to obtain secure supplies of power and water at a reasonable cost depends on a number of factors that may be out of our control, including:
•global and regional supply and demand;
•political and economic conditions;
•problems affecting local supplies;
•infrastructure and delivery issues; and
•relevant regulatory regimes.
There is no assurance that we will be able to secure the required supplies of power and water on reasonable terms or at all and, if we are unable to do so or there is an interruption in the supplies we do obtain or a material increase in prices, then it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
c.Commodities and Consumables
Our business operations use a significant amount of commodities, consumables and other materials. Prices for diesel fuel, steel, concrete, chemicals (including cyanide) and other materials, commodities and consumables required for our operations can be volatile and price changes can be substantial, occur over short periods of time and are affected by factors beyond our control. Higher costs for, or tighter supplies of, construction materials like steel and concrete can affect the timing and cost of our development projects.
If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We may maintain significant inventories of operating consumables, based on the frequency and reliability of the delivery process for such consumables and anticipated variations in regular use. We depend on suppliers to meet our needs for these commodities; however, sometimes no source for such commodities may be available. If the rates of consumption for such commodities vary from expected rates significantly or delivery is delayed for any reason, we may need to find a new source or negotiate with existing sources to increase supply. If any shortages are not rectified in a timely manner, it may result in reduced recovery or delays in restoring optimal operating conditions.
Higher worldwide demand for critical resources, such as drilling equipment and tires, could affect our ability to acquire such resources and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.
Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations are subject to a number of risks, some of which are outside of our control, including:
•negotiating agreements with suppliers and contractors on acceptable terms;
•the inability to replace a supplier or contractor and its equipment, raw materials or services if either party terminates the agreement;
•interruption of operations or increased costs if a supplier or contractor ceases its business due to insolvency or other unforeseen events; and
•failure of a supplier or contractor to perform as contracted.
The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Currency Risk
We sell gold in U.S. dollars, but incur costs in several currencies, including U.S. dollars, Canadian dollars, Turkish Lira, Euros and Romanian Lei. Any change in the value of any of these currencies against the U.S. dollar can change production costs and capital expenditures, which can affect future cash flows, business, results of operations, financial condition and the Eldorado Gold share price and lead to higher operation, construction, development and other costs than anticipated. As of December 31, 2021, approximately 95% of Eldorado's cash and cash equivalents was held in U.S. dollars.
We have a risk management policy that contemplates potential hedging of our foreign exchange exposure to reduce the risk associated with currency fluctuations. We currently do not have any currency hedges, but may hedge in the future. However, there is no assurance that Eldorado will be able to obtain hedging on reasonable terms or that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if no hedges were in place. For example, the Turkish Lira lost approximately 44% of its value against the U.S. dollar in 2021. While the ultimate impact of recent currency fluctuations impacting the Turkish Lira is difficult to predict and depends on factors that are evolving beyond our

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 control, these and other impacts of foreign exchange exposure could also have the effect of heightening certain of the other risks described under "Foreign Operations" and "Government Regulation".
The table below show our assets and liabilities denominated in currencies other than the U.S. dollar at December 31, 2021. We recognized a gain of $26.4 million on foreign exchange from continuing operations in 2021, compared to a gain of $4.0 million from continuing operations in 2020.

December 31, 2021	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	9.8	13.9	5.8
Investments in marketable securities	67.4	—	—
Accounts receivable and other	14.8	10.8	18.9
Accounts payable and accrued liabilities	(78.5)	(52.7)	(680.1)
Other non-current liabilities	—	(4.8)	(44.0)
Net balance	13.6	(32.8)	(699.3)

Equivalent in U.S. dollars	$10.9	($37.2)	($52.6)

Other foreign currency exposure is equivalent to $0.7 million U.S. dollars.
Accounts receivable and other relate to goods and services taxes receivable, income taxes receivable and value-added taxes receivables.
Interest Rate Risk
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows.
The senior notes have a fixed interest rate of 6.25%. Borrowings under the Fourth ARCA are at variable rates of interest based on LIBOR. Borrowings at variable rates of interest expose us to interest rate risk. At December 31, 2021, no amounts were drawn under the Fourth ARCA.
The Company currently does not have any interest rate swaps (that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility), but may enter into such interest rate swaps in the future. However, there is no assurance that Eldorado will be able to obtain interest rate swaps on reasonable terms or that any interest rate swaps that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no such swaps in place.
Tax Matters
We operate and have operated in a number of countries, each of which has its own tax regime to which we are subject. The tax regime and the enforcement policies of tax administrators in each of these countries are complicated and may change from time to time, all of which are beyond our control. Our investments into these countries, importation of goods and material, land use, expenditures, sales of gold and other products, income, repatriation of money and all other aspects of our investments and operations can be taxed, and there is no certainty as to which areas of our operations will be assessed or taxed from time to time or at what rates.
Our tax residency and the tax residency of our subsidiaries (both current and past) are affected by a number of factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If we or our subsidiaries are ever assessed to be a non-resident in the jurisdictions that we or our subsidiaries report or have reported or are otherwise assessed, or are deemed to be resident (for the purposes of tax) in another jurisdiction, we may be liable to pay additional taxes. In addition, we have entered into various arrangements regarding the sale of mineral products or mineral assets, which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We endeavor to structure, and restructure from time to time, our corporate organization in a commercially efficient manner and if any such planning effort is considered by a taxation authority to constitute tax avoidance, then this

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 could result in increased taxes and tax penalties, which could have a material adverse effect on our financial condition.
New laws and regulations or new interpretations of or amendments to laws, regulations or enforcement policy relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition and could result in higher taxes being payable by us.
There is also the potential for a change in the tariff arrangements in the countries in which Eldorado operates, as is the case for the Chinese importation specification for concentrate imports set out in the Industry Standard (see “Environmental”).There is no assurance that our current financial condition will not change in the future due to such changes.
Dividends
While we have in place a policy for the payment of dividends on common shares of Eldorado Gold, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.
Our potential future investments will require significant funds for capital expenditures and our operating cash flow may not be sufficient to meet all of such expenditures. As a result, new sources of capital may be needed to meet the funding requirements of such investments, fund our ongoing business activities, fund construction and operation of potential future projects and various exploration projects, fund share repurchase transactions and pay dividends. If we are unable to obtain financing or service existing or future debt we could be required to reduce, suspend or eliminate or dividend payments or any future share repurchase transactions.
Reclamation and Long-Term Obligations
We are required by various governments in jurisdictions in which we operate to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. The relevant laws governing the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance required are complex and vary from jurisdiction to jurisdiction.
As of December 31, 2021, Eldorado has provided the appropriate regulatory authorities with non-financial and financial letters of credit of EUR 58,216 and CDN $426, respectively. The letters of credit were issued to secure certain obligations in connection with mine closure obligations in the various jurisdictions in which we operate. The amount and nature of such financial assurance are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may require further financial assurance and, to the extent that the value of the collateral provided is or becomes insufficient to cover the amount that we are required to post, we could be required to replace or supplement the existing security with more expensive forms of security. This could include cash deposits, which would reduce cash available for our operations and development activities. There is no guarantee that, in the future, we will be able to maintain or add to current levels of financial assurance as we may not have sufficient capital resources to do so.
In addition, climate change could lead to changes in the physical risks posed to our operations, which could result in changes in our closure and reclamation plans to address such risks. Any modifications to our closure and reclamation plans that may be required to address physical climate risks may materially increase the costs associated with implementing closure and reclamation at any or all of our active or inactive mine sites and the financial assurance obligations related to the same. For more information on the physical risks of climate change, see the risk factor entitled "Climate Change".
Although we have currently made provision for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide the required financial assurance for reclamation could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Acquisitions and Dispositions
a.Acquisitions
Although we actively seek acquisition opportunities that are consistent with our acquisition and growth strategy, we are not certain that we will be able to identify suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any acquired business into our operations successfully. Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of the foregoing. This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.
We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed and the target integrated with our operations, systems, management and culture successfully in an efficient, effective and timely manner or that the expected bases or sources of synergies will in fact produce the benefits anticipated. In addition, synergies assume certain long term realized gold and other metals prices. If actual prices are below such assumed prices, this could adversely affect the synergies to be realized. If we do not successfully manage our acquisition and growth strategy, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We continue to pursue opportunities to acquire advanced exploration assets that are consistent with our strategy. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. From time to time, we may acquire securities of, or an interest in, companies; and we may enter into acquisitions or other transactions with other companies.
Transactions involving acquisitions have inherent risks, including:
•accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential acquisitions;
•limited opportunity for and effectiveness of due diligence;
•ability to achieve identified and anticipated operating and financial synergies;
•unanticipated costs, liabilities and write-offs including higher capital and operating costs than had been assumed at the time of acquisition;
•diversion of management attention from existing business;
•potential loss of our key employees or the key employees of any business we acquire;
•successful integration of personnel and properties;
•unanticipated changes in business, industry or general economic or political conditions that affect the assumptions underlying the acquisition;
•decline in the value of acquired properties, companies or securities; and
•the possibility that indemnification agreements with sellers (if any) may be unenforceable or insufficient to cover potential liabilities.
Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material adverse effect on our ability to grow and on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
As a result of our acquisitions, we have assumed liabilities and risks. While we conduct due diligence with respect to acquisitions of companies and assets, there may be liabilities or risks, including liabilities related to the prior operation of the business acquired, that we failed, or were unable, to discover in the course of performing our due diligence investigations, which may be significant or which may be much more significant than previously assumed in the case of known liabilities and risks. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and the Eldorado Gold share price.
Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.
Due to the nature of certain proposed transactions, it is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.
b.Dispositions
When we decide to sell certain assets or projects, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and disruptions or volatility in the capital markets may impact our ability to complete proposed dispositions. Alternatively, we may dispose of a business at a price or on terms that are less than we had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, we may be required to obtain necessary regulatory and governmental approvals on acceptable terms and pre-closing conditions may need to be satisfied, all of which may prevent us from completing the transaction. Dispositions may impact our production, mineral reserves and resources and our future growth and financial conditions. Despite the disposition of divested businesses, we may continue to be held responsible for actions taken while we controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside our control could affect our future financial results.
Regulated Substances
The transportation and use of certain substances that we use in our operations are regulated by the governments in the jurisdictions in which we operate. Two obvious examples are explosives and cyanide. Regulations may include:
•restricting where the substance can be purchased;
•requiring a certain government department to approve or handle the purchase and transport of the substances;
•restricting the amount of these substances that can be kept on-site at any time;
•restricting where and how the materials may be stored; and
•monitoring of the use of the product at site.
Eldorado Gold is a signatory to the Cyanide Code, which commits us to mandating that our sites adhere to recognized best practice for the purchase, transportation, use and disposal of cyanide. Our signatory site is audited every three years to assess continued compliance. While we have a good understanding of the restrictions in the various jurisdictions, these laws may change, or the responsible parties within the government may change or not be available at a critical time when they are required to be involved in our process. This may result in delays in normal operation, or downtime, and may have an effect on our operating results in more extreme cases.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Equipment
Our operations are reliant on significant amounts of both large and small equipment that is critical to the development, construction and operation of our projects. Failures or unavailability of equipment could cause interruptions or delays in our development and construction or interruptions or reduced production in our operations. These risks may be increased by the age of certain equipment. Equipment related risks include:
•delays in repair or replacement of equipment due to unavailability or insufficient spare parts inventory;
•repeated or unexpected equipment failures;
•restrictions on transportation and installation of large equipment, including delays or inability to obtain required permits for such transportation or installation;
•inefficient or improper design for processing facilities;
•suitability of equipment, including proper identification of normal operating parameters, the occurrence of extreme conditions or change of planned use for a particular piece of equipment;
•premature failure of equipment;
•restrictions on hours of operation of equipment;
•availability of long lead-time and specialized equipment, including delays that may arise in the course of ordering, manufacture, importation or delivery of such equipment;
•availability of specialized equipment and personnel to install and commission selected equipment; and
•safety risks arising from equipment failure.
Delays in construction or development of a project or periods of downtime or reductions in operations or efficiency that result from the above risks or remediation of an interruption or inefficiency in production capability could require us to make large expenditures to repair, replace or redesign equipment. All of these factors could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Co-ownership of Our Properties
Mining projects are often conducted through an unincorporated joint venture or a co-owned incorporated joint venture company. Co-ownership often requires unanimous approval of the parties or their representatives for certain fundamental decisions like an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constitutional documents, and pledge of the assets, which means that each co-owner has a right to veto any of these decisions, which could lead to a deadlock. We are subject to a number of additional risks associated with co- ownership, including:
•disagreement with a co-owner about how to develop, operate or finance the project;
•that a co-owner may at any time have economic or business interests or goals that are, or become, inconsistent with our business interests or goals;
•that a co-owner may not comply with the agreements governing our relationship with them;
•disagreement with a co-owner over the exercise of such co-owner's rights under the agreements governing our relationship;
•the possibility that a co-owner may become insolvent;
•the possibility that we may not be able to sell our interest in a co-owned entity if we desire to exit; and
•possible litigation with a co-owner over matters related to the subject project.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Some of our interests are, and future interests may be, through co-owned companies established under and governed by the laws of their respective countries.
If a co-owner is a state-sector entity, then its actions and priorities may be dictated by government or other policies instead of purely commercial considerations. Decisions of a co-owner may have an adverse effect on the results of our operations in respect of the projects to which the applicable co-ownership relates.
Unavailability of Insurance
Where practical, a reasonable amount of insurance is maintained against risks in the operation of our business, but coverage has exclusions and limitations. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms we believe are economically acceptable.
In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead Eldorado to decide to reduce or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to us or other companies in the mining industry on acceptable terms, particularly for several jurisdictions in which Eldorado operates. In the event any such insurance is or becomes unavailable, our overall risk exposure could be increased. Losses from these uninsured events may cause us to incur significant costs that could have a material adverse effect upon our business, results of operations, financial condition and the Eldorado Gold share price.
Conflicts of Interest
Certain of our directors also serve as directors of other companies involved in natural resource exploration and development, which may result in a conflict of interest in the allocation of their time between Eldorado and such other companies. There is also a possibility that such other companies may compete with us for the acquisition of assets. Consequently, there exists the possibility for such directors to be in a position of conflict over which company should pursue a particular acquisition opportunity. If any such conflict of interest arises, then a director who has a conflict must disclose the conflict to a meeting of our directors and must abstain from and will be unable to participate in discussion or decisions pertaining to the matter. In appropriate cases, Eldorado Gold will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. However, conflicts may not be readily apparent or only with the benefit of hindsight, and a conflicted director may exercise his or her judgment in a manner detrimental to Eldorado's interests.
Privacy Legislation
Eldorado is subject to privacy legislation in various countries in which we operate, including the European Union's General Data Protection Regulations ("GDPR") and Québec's Act respecting the protection of personal information in the private sector ("Québec Privacy Act"), which was recently amended by Bill 64, an Act to modernize legislative provisions as regards the protection of personal information ("Bill 64").
The GDPR is more stringent than its predecessor, the Data Protection Directive (Directive 95/46/EC). Similarly, Bill 64 brings significant and more stringent amendments to the Québec Privacy Act and will come into force gradually over a 3-year period (most of which may come into force in September 2022 and in 2023). Eldorado is required to develop and implement programs that will evidence compliance with each, as applicable, or face significant fines and penalties for breaches. For example, companies that breach the GDPR can be fined up to 4% of their annual global turnover or €20 million, whichever is greater, while companies that breach the amended Québec Privacy Act can be fined up to 4% of their annual global turnover or CDN $25 million, whichever is greater. Such breaches may lead to costly fines and may have an adverse effect on governmental relations, our business, reputation, financial condition and the Eldorado Gold share price.
Reputational
Damage to Eldorado's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and take care in protecting our image and reputation, we do not have control over

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 how we are perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations, which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
Competition
We compete for attractive mineral properties and projects with other entities that have substantial financial resources, operational experience, technical capabilities and political strengths, including state owned and domestically domiciled entities, in some of the countries in which we now, or may in future wish to, conduct our business and operations.
We may not be able to prevail over these competitors in obtaining mineral properties that are producing or capable of producing metals or to compete effectively for merger and acquisition targets, or do so on terms we consider acceptable. This may limit our growth and our ability to replace or expand our mineral reserves and mineral resources and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

The reader should carefully review each of the risk factors set out in the Company's most recently filed AIF, in respect of the year ended December 31, 2020 and those to be set out in the Company's AIF in respect of the year ended December 31, 2021 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks. The discussion under “Risk Factors in our Business” in such AIFs filed, or to be filed, on SEDAR under the Company name, are incorporated by reference in this document.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Other Information and Advisories
Financial Statements Basis of Preparation
The Company's consolidated financial statements, including comparatives, have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company's significant accounting policies are described in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2021.
Critical Accounting Measurements and Judgments
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgements include the valuation of property, plant and equipment and goodwill, estimated recoverable mineral reserves and mineral resources, inventory, asset retirement obligations and current and deferred taxes.
Actual results could differ from these estimates. Outlined below are some of the areas which require management to make significant judgements, estimates and assumptions.
(i) Valuation of property, plant and equipment and goodwill
Property, plant and equipment and goodwill are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Goodwill is tested at least annually.
Calculating the recoverable amount, including estimated FVLCD of CGUs for property, plant and equipment and goodwill, requires management to make estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices, and estimates of the fair value of mineral properties beyond proven and probable reserves.
Changes in any of the assumptions or estimates used in determining the recoverable amount could result in additional impairment or reversal of impairment recognized.
(ii) Estimated recoverable mineral reserves and mineral resources
Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable mineral reserves and mineral resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statement of operations and the carrying value of the asset retirement obligation.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
(iii) Inventory
The Company considers ore stacked on its leach pads and in process at its mines as work-in-process inventory and includes them in production costs based on ounces of gold or tonnes of concentrate sold, using the following assumptions in its estimates:
•the amount of gold and other metals estimated to be in the ore stacked on the leach pads;
•the amount of gold expected to be recovered from the leach pads;
•the amount of gold and other metals in the processing circuits;
•the amount of gold and other metals in concentrates; and
•the gold and other metal prices expected to be realized when sold.
If these estimates or assumptions are inaccurate, the Company could be required to write down the value it has recorded on its work-in-process inventories, which would reduce earnings and working capital.
(iv) Asset retirement obligation
The asset retirement obligation provision represents management's best estimate of the present value of future cash outflows required to settle the liability which reflect estimates of future costs, inflation, requirements of the relevant legal and regulatory frameworks and the timing of restoration and rehabilitation activities. Estimated future cash outflows are discounted using a risk-free rate based on U.S. Treasury bond rates. Changes to asset retirement obligation estimates are recorded with a corresponding change to the related item of property, plant and equipment. Adjustments to the carrying amounts of related items of property, plant and equipment can result in a change to future depreciation expense.
(v) Deferred taxes
Judgements and estimates of recoverability are required in assessing whether deferred tax assets recognized on the consolidated statement of financial position are recoverable which is based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled, which requires judgement.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
The Company operates in multiple tax jurisdictions and judgement is required in the application of income tax legislation in these jurisdictions. These estimates and judgements are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding increase or decrease to earnings or loss for the period.
Adoption of New Accounting Standards and Upcoming Changes
(a) Current adoption of new accounting standards
The following amendments to existing standards have been adopted by the Company commencing January 1, 2021:
Interest rate benchmark reform - Phase 2
In August 2020, the IASB published the Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts, and IFRS 16 Leases. The Phase 2 amendments address issues that may affect financial reporting related to financial instruments and hedge accounting resulting from the reform of an interest rate benchmark. The amendments are effective for annual periods beginning on or

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 after January 1, 2021. There was no material impact on the consolidated financial statements from the adoption of this amendment.
(b) New Standards issued and not yet effective
Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company will adopt the narrow scope amendments on the date they become effective and is currently evaluating the impact of the amendments on its consolidated financial statements.
Deferred tax related to assets and liabilities arising from a single transaction
In May 2021, the IASB published a narrow scope amendment to IAS 12 Income taxes. In September 2021, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company will adopt the amendment on the date it becomes effective and is currently evaluating the impact of the amendment on its consolidated financial statements.
(c) Change in estimate
The Company changed its estimate relating to total recoverable tonnes used to determine the depreciation, depletion and amortization of mineral properties and certain capitalized mine development costs, capitalized stripping costs, plant and mining assets whose estimated useful life is the same as the remaining life of the mine. Until December 31, 2020, the carrying amounts of these assets were depreciated, depleted or amortized over estimated recoverable tonnes of proven and probable mineral reserves. Effective January 1, 2021, total estimated recoverable tonnes for applicable mines also include a portion of inferred mineral resources considered to be highly probable to be economically extracted over the life of the mine. This change in estimate better reflects the pattern in which the asset's future economic benefits are expected to be consumed based on the current mine plans and was made as a result of increased experience in the conversion of inferred resources into proven and probable reserves for the applicable mines. Inferred resources are included in total estimated recoverable tonnes on a mine by mine basis if it is considered highly probable that those resources will be economically extracted.
This change in accounting estimate will result in lower depreciation expense per tonne mined. However, because the depreciation recorded in future periods depends on the volume of tonnes mined during those periods, the Company is not able to accurately estimate the impact of this change in estimate on future periods.
(d) Presentation of interest paid on the statements of cash flows
Effective September 30, 2021, the Company voluntarily changed its accounting policy to classify cash paid for interest on the statement of cash flows as a financing activity rather than an operating activity. The change in accounting policy has been adopted in accordance with IAS 8, as IAS 7 provides a policy choice to classify interest paid as an operating activity or financing activity. Following the refinancing of the Company's debt in August 2021 (Note 17), the policy change more accurately reflects the nature of these cash flows, resulting in more relevant information to the financial statement users. The comparative figures in the consolidated statements of cash flows have been restated to reflect the retrospective application of this change in accounting policy.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
(e) Attribution of pension benefits to periods of service
Effective December 31, 2021, the Company changed the service periods to which it attributes benefits relating to its defined benefit obligations in Greece and in accordance with an IFRS Interpretations Committee ("IFRIC") Agenda Decision issued in May 2021 Attributing Benefit to Periods of Service (IAS 19). The change resulted in a decrease in the employee benefit plan obligation. Comparative amounts as at and for the year ended December 31, 2020 have been restated to reflect the retrospective application of this change including a decrease of $10.9 million to employee benefit plan obligations, an increase of $2.4 million to deferred income tax liabilities and a decrease of $8.5 million to accumulated other comprehensive loss.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.
Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2021, as defined in the rules of the SEC and Canadian Securities Administrators. Based on this evaluation, management concluded that the disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.
Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the United States Exchange Act of 1934, as amended, and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2021.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during the quarter and for the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
Value Beyond Proven and Probable Reserves ("VBPP")
On acquisition of a mineral property, the Company prepares an estimate of the fair value of the exploration potential of that property and records this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of its annual business cycle, the Company prepares estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves. Estimates of VBPP are also used in our impairment analyses.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Vice President, Technical Services, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "advancing", "allow", "anticipates", "believes", “budget”, "continue", "estimates", "expected", "expects", "forecast", "foresee", "future", "goal", "guidance", "intends", "opportunity", "outlook", "pending", "plans", “projected”, "pursue", "scheduled", "strive", "target", "underway" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "can", "could", "may", "might", “should”, "will" or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to:
•the duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to the Company's operations;
•Eldorado’s capital resources and business objectives, including the senior notes and the Fourth ARCA providing Eldorado greater financial flexibility to pursue a broader range of funding alternatives for the development of the Kassandra assets in Greece;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
•benefits of the Amended Investment Agreement, including future proposals, investment and receipt of regulatory approvals in Greece;
•ability to meet environmental targets, goals and strategies (including GHG targets);
•Eldorado’s guidance and outlook, including expected production, cost guidance and recoveries of ore, including:
◦annual and quarterly gold, silver, lead metal and zinc metal production and cost guidance; and
◦sustaining and growth capital expenditures, including the sources thereof;
•evaluation of Skouries financing alternatives and the advancement and completion of construction, technical work and receipt of approvals at Skouries;
•operations at Kisladag, including expected gold production resulting from a lower tonnage placed on the heap leach pad, ramp-up of the HPGR circuit and the timing of the availability of the first phase of the north heap leach pad for stacking;
•operations at Lamaque, including the benefits of the underground decline from the Sigma mill to the Triangle mine;
•expansion of the Olympias processing facility, including the facility's capacity thereafter and the timing of approval thereof;
•the Company's review and evaluation of the Perama Hill project;
•the timing and accounting recognition of the deferred consideration payable to the Company from the sale of the Tocantinzinho Project;
•the benefits of using dry stack tailings;
•the Company's strategy with respect to climate goals and gold mining principles, including the timing thereof;
•Eldorado's strategy and expectations with respect to currency holdings, hedging and inflation;
•planned capital and exploration expenditures and initiatives;
•conversion of mineral resources to mineral reserves;
•Eldorado's expectation as to its future financial and operating performance, including expectations around generating free cash flow;
•expected changes to and implementation of new accounting standards;
•expected metallurgical recoveries and improved or decreased concentrate grade and quality;
•gold price outlook and the global concentrate market;
•intentions and expectations regarding non-IFRS financial measures and ratios;
•Eldorado’s independent review board (ITRB); and
•Eldorado's strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.
Forward-looking statements or information is based on a number of assumptions, that management considers reasonable, however, if such assumptions prove to be inaccurate, then actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: our 2022 outlook, results from drilling at Ormaque; advancement of technical work in respect of Lamaque; advancement of technical work and construction at Skouries; benefits of the improvements at Kisladag; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the associated benefits of the completed underground decline at the Triangle mine; the benefits of using dry stack tailings; timing of advancement and completion of construction, technical work and receipt of approvals, at Skouries and/or other development projects in Greece; the results of our

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 exploration programs; the geopolitical, economic, permitting and legal climate that Eldorado operates in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on the Company's business and the Company's ability to achieve its goals. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Forward-looking statements or information is subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: inability to meet production guidance; inability to realize the benefits of the decline between Sigma mill and the Triangle underground mine; poor results from drilling at Ormaque; inability to meet environmental targets, goals and strategies (including GHG targets); inability to complete expansion and optimization at Kisladag or to meeting expected timing thereof, or to achieve the benefits thereof; inability to assess taxes in Turkey or depreciation expenses; inability to conduct Olympias stakeholder discussions; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks at Skouries and other development projects; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental, sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of Eldorado Gold shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of the Company's assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of the Company's properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition; and those risk factors discussed in the section titled "Managing Risk" above. The reader is also directed to carefully review the detailed risk discussion in our most recent AIF filed in respect of the year ended December 31, 2020 on SEDAR and EDGAR under our Company name, for a fuller understanding of the risks and uncertainties that affect our business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021
Corporate Information
Directors

Steven Reid [2,5]	Chair of the Board	Catharine Farrow [2,4,5]	Independent Director
Carissa Browning [3,4]	Independent Director	Pamela Gibson [1,3,4]	Independent Director
George Burns	President and Chief Executive Officer	Judith Mosely [1,4]	Independent Director
George Albino [2,3,5]	Independent Director	John Webster [1,3]	Independent Director
Teresa Conway [1,2]	Independent Director
Board Committees
1.Audit Committee
2.Compensation Committee
3.Corporate Governance & Nominating Committee
4.Sustainability Committee
5.Technical Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Jason Cho	Executive VP and Chief Strategy Officer
Tim Garvin	Executive VP and General Counsel
Lisa Ower	Executive VP, People and External Affairs
Paul Ferneyhough	Senior VP, Chief Growth and Integration Officer
Brock Gill	Senior VP, Projects and Transformation
Christos Balaskas	VP and General Manager, Greece
Sylvain Lehoux	VP and General Manager, Québec
Nicolae Stanca	VP and General Manager, Romania
Mehmet Yilmaz	VP and General Manager, Turkey
Cara Allaway	VP, Finance
Simon Hille	VP, Technical Services
Peter Lewis	VP, Exploration
Graham Morrison	VP, Corporate Development
Lisa Wilkinson	VP, Investor Relations

Corporate Head Office	Investor Relations
1188 Bentall 5	Lisa Wilkinson, VP, Investor Relations
550 Burrard Street	T: +1 647 271 2827
Vancouver, BC	E: lisa.wilkinson@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Investor Services
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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